Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

FREESCALE SEMICONDUCTOR, INC.,

FIRESTONE HOLDINGS LLC

and

FIRESTONE ACQUISITION CORPORATION

Dated as of September 15, 2006

INDEX OF DEFINED TERMS

2011 Indenture	Section 1.1
2011 Notes	Section 6.10(a)
2014 Indenture	Section 1.1
2014 Notes	Section 6.10(a)
Acceptable Confidentiality Agreement	Section 1.1
Action	Section 1.1
Affiliate	Section 1.1
Agreement	Preamble
Alternative Financing	Section 6.9(b)
Antitrust Law	Section 1.1
Benefit Plans	Section 4.14(a)
Board of Directors	Recitals
Board Recommendation	Section 4.2(b)
Business Day	Section 1.1
Capitalization Date	Section 4.5(a)
Certificate	Section 3.5(b)
Certificate of Merger	Section 2.2
Change	Section 1.1
Changes	Section 1.1
Class A Company Common Stock	Section 3.1(b)
Class B Company Common Stock	Section 3.1(b)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 1.1
Company	Preamble
Company Common Stock	Section 3.1(b)
Company Disclosure Letter	Article IV
Company Employee	Section 6.12(b)
Company Intellectual Property	Section 1.1
Company Preferred Stock	Section 4.5(a)
Company Takeover Proposal	Section 6.5(h)
Company Termination Fee	Section 1.1
Comparable Plans	Section 6.12(b)
Confidentiality Agreement	Section 1.1
control	Section 1.1
Copyrights	Section 1.1
Credit Agreement	Section 1.1
Current Policy	Section 6.7(c)
Damages	Section 6.7(b)
Debt Commitment Letters	Section 5.5(a)
Debt Financing	Section 5.5(a)
DGCL	Recitals
Dissenting Shares	Section 3.4(a)

Effective Time	Section 2.2
Environmental Claim	Section 4.17(a)(i)
Environmental Laws	Section 4.17(a)(ii)
Equity Commitment Letters	Section 5.5(a)
Equity Financing	Section 5.5(a)
Equity Interest	Section 1.1
ERISA	Section 1.1
ERISA Affiliate	Section 4.14(c)
ESPP	Section 3.2(d)
Exchange Act	Section 1.1
Final Purchase Date	Section 3.2(d)
Financing	Section 5.5(a)
Financing Commitments	Section 5.5(a)
Foreign Plans	Section 4.14(a)
GAAP	Section 1.1
Governmental Authority	Section 1.1
Governmental Order	Section 1.1
Guarantees	Recitals
Guarantors	Recitals
Hazardous Materials	Section 4.17(a)(iii)
HSR Act	Section 1.1
In-Licenses	Section 4.16(b)
Intellectual Property	Section 1.1
Investors	Section 5.5(a)
IP Licenses	Section 4.16(b)
Knowledge	Section 1.1
Law	Section 1.1
License	Section 1.1
Liens	Section 1.1
Marketing Period	Section 1.1
Mask Works	Section 1.1
Material Adverse Effect	Section 1.1
Material Contract	Section 4.10(a)
Material Customers	Section 4.25
Material Subsidiaries	Section 1.1
Merger	Recitals
Merger Consideration	Section 3.1(b)
Merger Sub	Preamble
New Plans	Section 6.12(c)
Non-Breach Financing Failure	Section 8.3(g)
No-Shop Period Start Date	Section 6.5(a)
Noteholders	Section 6.10(c)
Notes Consents	Section 6.10(a)
Notes Offer to Purchase	Section 6.10(a)
Notes Tender Offer	Section 6.10(a)
Notes Tender Offer Documents	Section 6.10(c)

v

Notice Period	Section 6.5(d)
NYSE	Section 4.4
Old Plans	Section 6.12(c)
Option	Section 1.1
Other Filings	Section 4.19
Out-Licenses	Section 4.16(b)
Outside Date	Section 8.1(c)
Parent	Preamble
Parent Expenses	Section 8.3(d)
Parent Termination Fee	Section 1.1
Patents	Section 1.1
Paying Agent	Section 3.5(a)
Permitted Liens	Section 1.1
Person	Section 1.1
Proxy Statement	Section 4.19
Recommendation Withdrawal	Section 6.2
Registered Intellectual Property	Section 4.16(a)
Release	Section 4.17(a)(iv)
Representatives	Section 1.1
Required Financial Information	Section 6.9(a)
Requisite Stockholder Vote	Section 4.2(a)
Restricted Stock Unit	Section 1.1
Rights Agreement	Section 4.24
Sarbanes-Oxley Act	Section 4.12(b)(i)
SEC	Section 4.7(a)
SEC Reports	Section 4.7(a)
Securities Act	Section 1.1
Senior Notes	Section 6.10(a)
Senior Notes Indentures	Section 1.1
Shares	Section 3.1(b)
Special Committee	Recitals
Specified Person	Section 8.3(g)
Stockholders Meeting	Section 6.2
Subsidiaries	Section 1.1
Superior Proposal	Section 6.5(h)
Supplemental Indentures	Section 6.10(d)
Surviving Corporation	Section 2.1
Takeover Laws	Section 4.2(b)
Tax	Section 1.1
Tax Returns	Section 1.1
TIA	Section 6.10(b)
Trade Secrets	Section 1.1
Trademarks	Section 1.1
WARN Act	Section 4.15(d)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of September 15, 2006 (this “Agreement”) by and among Freescale Semiconductor, Inc., a Delaware corporation (the “Company”), Firestone Holdings LLC, a Delaware limited liability company (“Parent”), and Firestone Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company (the “Board of Directors”) (upon the unanimous recommendation of a special committee consisting solely of independent directors, the “Special Committee”) has (i) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement providing for the merger (the “Merger”) of Merger Sub with and into the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth herein, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, in accordance with the DGCL, upon the terms and conditions contained herein, and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the sole member of Parent and the sole director of Merger Sub have each (i) unanimously approved this Agreement and declared it advisable for Parent and Merger Sub to enter into this Agreement, and (ii) unanimously approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, in accordance with the DGCL, upon the terms and conditions contained herein;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of Blackstone Capital Partners V L.P., TPG Partners V, L.P., Carlyle Partners IV, L.P. and Permira IV L.P.2, Permira Investments Limited, P4 Co-Investment l.p. (together, the “Guarantors”) have provided a guarantee (together, the “Guarantees”) in favor of the Company; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe certain conditions with respect to this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. As used in this Agreement, the following terms have the following meanings:

“2011 Indenture” means that certain indenture, dated as of July 21, 2004, by and between the Company, as Issuer, and Deutsche Bank Trust Company Americas, as Trustee, as supplemented by those certain Second and Fourth Supplemental Indentures thereto, by and between the Company, as Issuer, and Deutsche Bank Trust Company Americas, as Trustee, governing the terms of the 2011 Notes.

“2014 Indenture” means that certain indenture, dated as of July 21, 2004, by and between the Company, as Issuer, and Deutsche Bank Trust Company Americas, as Trustee, as supplemented by those certain Third and Fourth Supplemental Indentures thereto, by and between the Company, as Issuer, and Deutsche Bank Trust Company Americas, as Trustee, governing the terms of the 2014 Notes.

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains a standstill ending contemporaneous with the termination of the standstill in the Confidentiality Agreement, dated May 18, 2006, by and between the Company and Blackstone Management Partners V L.L.C., a no-solicitation covenant for the same period and other provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“Action” means any claim, action, suit, arbitration, mediation, inquiry, proceeding or investigation by or before any Governmental Authority, arbitrator or mediator.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in The City of New York or Austin, Texas.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means all Intellectual Property that is owned by the Company and/or its Subsidiaries.

“Company Termination Fee” means $300,000,000 in cash, except (i) in the event that this Agreement is terminated by the Company pursuant to Section 8.1(e)(iii) prior to September 26, 2006 in order to enter into a definitive agreement with respect to a Company Takeover Proposal, or (ii) in the event that this Agreement is terminated by Parent pursuant to Section 8.1(f)(ii)(A) or Section 8.1(f)(ii)(B) in a circumstance in which the event giving rise to the right of termination occurs prior to September 26, 2006, in which cases contemplated by the preceding clauses (i) and (ii) the Company Termination Fee shall mean $150,000,000 in cash.

“Confidentiality Agreement” means the following confidentiality agreements: (i) the agreement dated May 18, 2006 by and between the Company and Blackstone Management Partners V L.L.C., (ii) the agreement dated August 12, 2006 by and between the Company and Credit Suisse Securities (USA) LLC, (iii) the agreement dated August 30, 2006 by and between the Company and Permira Advisers LLC, (iv) the agreement dated August 30, 2006 by and between the Company and Tarrant Partners, L.P. and Newbridge Capital, LLC (together, Texas Pacific Group), (v) the agreement dated August 31, 2006 by and between the Company and AIG Direct Investments, LLC, (vi) the agreement dated August 31, 2006 by and between the Company and Carlyle Investment Management, LLC, (vii) the agreement dated August 31, 2006 by and between the Company and Citigroup Global Markets Inc., (viii) the agreement dated August 31, 2006 by and between the Company and GIC Special Investments Pte Ltd., and (ix) the agreement dated September 3, 2006 by and between the Company and Caisse de depot et placement du Quebec.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise, including, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Credit Agreement” means the Credit Agreement entered into as of March 7, 2006 among Freescale Semiconductor, Inc., each lender from time to time party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and Letter of Credit Issuer.

“Equity Interest” means (a) with respect to a corporation, any and all classes or series of shares of capital stock, (b) with respect to a partnership, limited liability company, trust or similar Person, any and all classes or series of units, interests or other partnership/limited liability company interests and (c) with respect to any other Person, any other security representing any ownership interest or participation in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time consistently applied.

“Governmental Authority” means any federal, state, provincial, local or foreign government, any governmental, regulatory or administrative authority, agency or commission, or any court, tribunal or other judicial body (including any political or other subdivision, department or branch of any of the foregoing).

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means all intellectual property rights existing anywhere in the world, including (i) all inventions, patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions and reexaminations thereof (“Patents”), (ii) all trademarks, service marks, logos, slogans, design marks, trade names, corporate names, domain names, trade dress, and other similar designations of origin, and all translations and derivations thereof, together with all goodwill symbolized thereby, and all applications, registrations and renewals of any of the foregoing (“Trademarks”), (iii) all copyrights and copyrightable works and all applications, registrations and renewals of any of the foregoing (“Copyrights”), (iv) all mask works and mask sets, and all applications and registrations of any of the foregoing (“Mask Works”), (v) all trade secrets and confidential or proprietary information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, methods, schematics, technology, technical data, designs, drawings, flowcharts, block diagrams, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals) (“Trade Secrets”), (vi) all computer software (including object code, source code, data, databases and related documentation), and (vii) all other proprietary rights, including all rights of privacy and rights to personal information.

“Knowledge” means with respect to the Company, the actual knowledge of the Persons set forth in Section 1.1 of the Company Disclosure Letter.

“Law” means any statute, law, ordinance, regulation, rule, code, principle of common law or equity or other requirement of law of a Governmental Authority or any Governmental Order.

“License” means any permit, order, decree, consent, approval, license, registration, qualification, finding of suitability or other authorization.

“Liens” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

“Marketing Period” shall mean the first period of 25 consecutive Business Days after the date hereof throughout which (A) Parent shall have the Required Financial Information that the Company is required to provide to Parent pursuant to Section 6.9(a) and (B) the conditions set forth in Section 7.1 shall be satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 7.2(a) or 7.2(b) to fail to be satisfied assuming the Closing were to be scheduled for any time during such 25 consecutive Business Day period; provided, that if the Marketing Period has not ended on or prior to December 19, 2006, the Marketing Period shall commence no earlier than January 2, 2007; and provided, further, that the “Marketing Period” shall not be deemed to have commenced if, prior to the completion of the Marketing Period, KPMG LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Required Financial Information unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by KPMG LLP or another independent registered accounting firm reasonably acceptable to Parent; and provided, further, that if the financial statements included in the Required Financial Information that is available to Parent on the first day of any such 25 Business Day period would not be sufficiently current on any day during such 25 Business Day period to permit (i) a registration statement using such financial statements to be declared effective by the SEC on the last day of the 25 Business Day period or (ii) the Company’s independent registered accounting firm to issue a customary comfort letter to purchasers (in accordance with its normal practices and procedures) on the last day of the 25 Business Day period, then a new 25 Business Day period shall commence upon Parent receiving updated Required Financial Information that would be sufficiently current to permit the actions described in (i) and (ii) on the last day of such 25 Business Day period.

“Material Adverse Effect” means any change, effect, event, circumstance or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, together with all other Changes, that is or would reasonably be expected to be materially adverse to the business, assets, operations, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided that no Change (by itself or when aggregated with any other Changes) resulting from any of the following shall be deemed to be or constitute a “Material Adverse Effect,” and no Change (by itself or when aggregated with any other such Changes) resulting from any of the following shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur: (A) general economic, political or financial market conditions (or changes therein), or any conditions arising out of acts of terrorism or war, weather conditions or other force majeure events, in any such case to the extent that such conditions do not have a substantially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries and geographies in which the Company operates, (B) general conditions in the industries in which the Company or any of its Subsidiaries conduct business (or changes therein), including any conditions arising out of acts of terrorism, or war, weather conditions or other force majeure events, in any such case to the extent that such conditions do not have a substantially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries and geographies in which the Company operates, (C) the announcement of the execution of this Agreement or the pendency or consummation of the Merger, including the loss or departure of officers or other employees of the Company or any of its subsidiaries, or the termination, reduction (or potential reduction) or any other negative development (or potential negative development) in the Company’s relationships with any of its customers, suppliers, distributors or other business partners, (D) compliance with the terms of, or the taking of any action required by, this Agreement, or the failure to take any action prohibited by this Agreement, (E) any actions taken, or failure to take action, or such other Changes, in each case, to which Parent has expressly consented or requested, (F) any changes in Law or in GAAP (or the interpretation thereof), (G) changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, (H) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect, and it being further understood that any such failure may be taken into account in determining whether the facts or occurrences giving rise or contributing to such failure are materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole), or (I) any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) arising out of or related to this Agreement or any of the transactions contemplated hereby.

“Material Subsidiaries” of a Person means each Subsidiary of such Person that is a “significant subsidiary” (as such term is defined in Rule 1-02 of Regulation S-X).

“Option” means each option granted by the Company to purchase shares of Company Common Stock pursuant to any Benefit Plans.

“Parent Termination Fee” means $300,000,000 in cash.

“Permitted Liens” means: (i) Liens for Taxes, assessments and governmental charges or levies either not yet due and payable or which are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens or security interests that are not yet due or that are being contested in good faith and by appropriate proceedings; or (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law (other than Tax Law); (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 or the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2006 or June 30, 2006; (x) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a material effect on the Company or the ability of Parent to obtain the Debt Financing and (xi) statutory, common law or contractual liens of landlords.

“Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization, Governmental Authority, joint venture, limited liability company or other entity.

“Restricted Stock Unit” means restricted units granted under any Benefit Plan.

“Representatives” means, collectively, any Person’s officers, general or limited partners (if applicable), directors, authorized employees, Affiliates, agents, attorneys or other advisors or representatives.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Notes Indentures” means the 2011 Indenture and the 2014 Indenture, collectively.

“Subsidiaries” of a Person means any and all corporations, partnerships, limited liability companies and other entities, whether incorporated or unincorporated, with respect to which such Person, directly or indirectly, owns (i) a right to a majority of the profits of such entity or (ii) securities having the power to elect a majority of the board of directors or similar body governing the affairs of such entity or (iii) a general partnership interest, managing member or similar interest entitling such Person to govern the affairs of such entity.

“Tax” or “Taxes” means all federal, state, provincial, local, territorial and foreign income, profits, franchise, license, capital, capital gains, transfer, ad valorem, wage, severance, occupation, import, custom, gross receipts, payroll, sales, employment, use, property, real estate, excise, value added, goods and services, estimated, stamp, unclaimed or abandoned property, alternative or add-on minimum, environmental, withholding and any other taxes, duties, assessments or governmental tax charges of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Return” or “Tax Returns” means all returns, declarations, reports, claims for refund or information returns or statements relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof filed or to be filed with any Tax Authority in connection with the determination, assessment or collection of Taxes.

ARTICLE II

THE TRANSACTIONS

Section 2.1 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Company will continue under the name “Freescale Semiconductor, Inc.” as the surviving corporation of the Merger under the DGCL (the “Surviving Corporation”).

Section 2.2 Closing; Effective Time. Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York time, as soon as practicable, but in no event later than the fifth Business Day after the satisfaction or waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the satisfaction or waiver of those conditions), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York; provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, (i) Parent and Merger Sub will not be required to effect the Closing until the earlier to occur of (a) a date during the Marketing Period specified by Parent on at least three Business Days’ notice to the Company and (b) the final day of the Marketing Period and (ii) the Company shall not be required to effect the Closing without at least three Business Days’ notice specified by Parent (or the Closing may take place at such other place or at such other date as Parent and the Company may mutually agree). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. Prior to the Closing, Parent shall prepare and on the Closing Date the Surviving Corporation shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and as is agreed to by the parties hereto, being the “Effective Time”) and the parties hereto shall make all other filings or recordings required under the DGCL in connection with the Merger.

Section 2.3 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.4 Certificate of Incorporation; Bylaws. At the Effective Time, subject to the terms of Section 6.7(a), (a) the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as the Certificate of Incorporation of Merger Sub read immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be Freescale Semiconductor, Inc. and the provision in the Certificate of Incorporation of Merger Sub naming its incorporator shall be omitted and (b) the bylaws of the Surviving Corporation shall be amended so as to read in their entirety as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable law, except the references to Merger Sub’s name shall be replaced by references to Freescale Semiconductor, Inc.

Section 2.5 Directors and Officers of Surviving Corporation. The directors of Merger Sub and the officers of the Company (other than those who Merger Sub determines shall not remain as officers of the Surviving Corporation), in each case, as of the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation or bylaws of the Surviving Corporation.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK AND EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01, of the Surviving Corporation.

(b) Each share of Class A Common Stock, par value $0.01 per share, of the Company (the “Class A Company Common Stock”) and each share of Class B Common Stock, par value $0.01 per share, of the Company (the “Class B Company Common Stock”, and together with the Class A Company Common Stock, the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock (“Shares“) to be canceled pursuant to Section 3.1(c) and any Dissenting Shares) shall be converted into the right to receive in cash an amount per Share (subject to any applicable withholding Tax specified in Section 3.5(c) hereof) equal to $40.00 in cash, without interest (the “Merger Consideration”). At the Effective Time, each holder of a certificate theretofore representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive Merger Consideration upon surrender of such certificates in accordance with Section 3.5, without interest.

(c) Each Share held in the treasury of the Company, or otherwise owned by Parent or Merger Sub (including any Shares acquired by Parent immediately prior to the Effective Time pursuant to any equity rollover commitments or other agreements with holders of Shares), or owned by any direct or indirect Subsidiary of such Persons, in each case immediately prior to the Effective Time, shall be canceled without any conversion thereof and no consideration shall be paid with respect thereto.

Section 3.2 Treatment of Options and Other Equity Awards.

(a) As of the Effective Time, except as otherwise agreed to by Parent and a holder of an Option or as set forth in Section 3.2(a) of the Company Disclosure Letter, each Option that is issued and outstanding as of the Effective Time, shall by virtue of the Merger and without any action on the part of any Option holder, become fully vested. As of the Effective Time, except as otherwise agreed by Parent and a holder of Options with respect to such holder’s Options, each Option will be canceled and extinguished, and the holder thereof will be entitled to receive an amount in cash equal to the excess (if any) of (i) the product of (A) the number of Shares subject to such Option and (B) the Merger Consideration over (ii) the aggregate exercise price of such Option, without interest and less any required withholding Taxes as specified in Section 3.5(c) hereof. All payments with respect to canceled Options shall be made by the

Paying Agent (or such other agent reasonably acceptable to Parent as the Company shall designate prior to the Effective Time) as promptly as reasonably practicable after the Effective Time from funds deposited by or at the direction of the Surviving Corporation to pay such amounts in accordance with Section 3.5(a). Prior to the Effective Time, as reasonably directed by Parent, the Company shall take any and all actions necessary to effectuate this Section 3.2(a), including, without limitation, adopting any plan amendments and using reasonable best efforts to obtain any required consents; provided, however, that no action taken by the Company shall be required to be irrevocable until immediately prior to the Effective Time.

(b) As of the Effective Time, each stock appreciation right of the Company that is outstanding as of the Effective Time, shall by virtue of the Merger and without any action on the party of the holder, become fully vested. As of the Effective Time, each stock appreciation right will be canceled and extinguished, and the holder thereof will be entitled to receive an amount in cash equal to the excess (if any) of (i) the product of (A) the number of Shares subject to such stock appreciation right and (B) the Merger Consideration over (ii) the aggregate exercise price of such stock appreciation right, without interest and less any required withholding Taxes as specified in Section 3.5(c) hereof. All payments with respect to canceled stock appreciation rights shall be made by the Paying Agent (or such other agent reasonably acceptable to Parent as the Company shall designate prior to the Effective Time) as promptly as reasonably practicable after the Effective Time from funds deposited by or at the direction of the Surviving Corporation to pay such amounts in accordance with Section 3.5(a). Prior to the Effective Time, as reasonably directed by Parent, the Company shall take any and all actions necessary to effectuate this Section 3.2(b), including, without limitation, adopting any plan amendments and using reasonable best efforts to obtain any required consents; provided, however, that no action taken by the Company shall be required to be irrevocable until immediately prior to the Effective Time.

(c) As of the Effective Time, except as otherwise agreed to by Parent and a holder of a Restricted Stock Unit or as set forth in Section 3.2(c) of the Company Disclosure Letter, each Restricted Stock Unit that is issued and outstanding as of the Effective Time, shall by virtue of the Merger and without any action on the part of any Restricted Stock Unit holder, become fully vested. Each vested Restricted Stock Unit shall be converted into the right at the Effective Time to receive, as promptly as reasonably practicable following the Effective Time (but no later than the maximum period permitted for such payments to qualify under the short-term deferral exception of Proposed Treasury Regulations Section 1.409A-1(b)(4)), a cash payment with respect thereto equal to the Merger Consideration less any required withholding Taxes as specified in Section 3.5(c) hereof. As of the Effective Time, all Restricted Stock Units shall no longer be outstanding and shall automatically cease to exist, and each Restricted Stock Unit holder shall cease to have any rights with respect thereto, except, with respect to the vested Restricted Stock Units, the right to receive the Merger Consideration less any required withholding Taxes as specified in Section 3.5(c) hereof, without interest. Prior to the Effective Time, as reasonably directed by Parent, the Company shall take any and all actions necessary to effectuate this Section 3.2(c), including, without limitation, providing Restricted Stock Unit holders with notice of their rights with respect to any such Restricted Stock Units as provided herein, adopting any plan amendments and using reasonable best efforts to obtain any required consents; provided, however, that no action taken by the Company shall be required to be irrevocable until immediately prior to the Effective Time.

(d) Prior to the Effective Time, the Company shall take such action as is necessary to cause the ending date of the then current offering period under the Company’s Employee Stock Purchase Plan (the “ESPP”) to be at least thirty (30) days prior to the Effective Time, subject to the terms of such plan (the “Final Purchase Date”). On the Final Purchase Date, the Company shall apply the funds credited as of such date under such ESPP within each participant’s payroll withholding account to the purchase of whole Shares of the Company in accordance with the terms of such ESPP and shall prevent the commencement of any new purchase or offering period.

Section 3.3 Adjustment of Merger Consideration. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Shares shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend, reclassification, redenomination, recapitalization, split-up, combination, exchange of shares or other similar transaction, the Merger Consideration and any other dependent items shall be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action and as so adjusted shall, from and after the date of such event, be the Merger Consideration or other dependent item, subject to further adjustment in accordance with this sentence.

Section 3.4 Dissenting Shares.

(a) Shares that are issued and outstanding immediately prior to the Effective Time and which are held by holders of Shares who have not voted in favor of or consented to the Merger and who have properly demanded and perfected their rights to be paid the fair value of such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if any such stockholder of the Company shall fail to perfect or shall effectively waive, withdraw or lose such stockholder’s rights under Section 262 of the DGCL, such stockholder’s Shares in respect of which the stockholder would otherwise be entitled to receive fair value under Section 262 of the DGCL shall thereupon be deemed to have been converted, at the Effective Time, into the right to receive the Merger Consideration without any interest thereon.

(b) The Company will give Parent (i) prompt notice of any notice received by the Company of intent to demand the fair value of any Shares, withdrawals of such notices and any other instruments served pursuant to Section 262 of the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to the exercise of dissenters’ rights under Section 262 of the DGCL. The Company will not, except with the prior written consent of Parent, make any payment with respect to any such exercise of dissenters’ rights or offer to settle or settle any such rights.

Section 3.5 Payment and Exchange of Certificates.

(a) Following the date of this Agreement and in any event not less than three (3) Business Days prior to the mailing of the Proxy Statement to the stockholders of the Company, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as

Paying Agent in connection with the Merger (the “Paying Agent”). Promptly after the Effective Time, Parent will, or cause the Surviving Corporation to, deposit in trust with, the Paying Agent, the aggregate consideration to which stockholders, holders of Options, holders of stock appreciation rights of the Company or holders of Restricted Stock Units become entitled under this Article III. Until used for that purpose, the funds shall be invested by the Paying Agent, as directed by Parent or the Surviving Corporation, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services Inc. or Standard & Poor’s Corporation, or in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks, each of which has capital, surplus and undivided profits aggregating more than $500 million (based on the most recent financial statements of the banks which are then publicly available at the SEC or otherwise).

(b) Promptly after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Person who was a record holder of Company Common Stock immediately prior to the Effective Time, whose shares were converted pursuant to Article III into the right to receive the Merger Consideration, (i) a form of letter of transmittal for use in effecting the surrender of stock certificates which immediately prior to the Effective Time represented Company Common Stock (each, a “Certificate”) in order to receive payment of the Merger Consideration (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon actual delivery of the Certificates to the Paying Agent (or effective affidavits of loss in lieu thereof), and shall otherwise be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof) in exchange for payment of the Merger Consideration. When the Paying Agent receives a Certificate (or effective affidavits of loss in lieu thereof), together with a properly completed and executed letter of transmittal and any other required documents, the Paying Agent shall pay to the holder of the Shares represented by the Certificate (or effective affidavits of loss in lieu thereof), or as otherwise directed in the letter of transmittal, the Merger Consideration with regard to each Share represented by such Certificate, less any required Tax withholdings in accordance with Section 3.5(c) below, and the Certificate shall be canceled. No interest shall be paid or accrued on the Merger Consideration payable upon the surrender of Certificates. If payment is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered must be properly endorsed or otherwise be in proper form for transfer, and the Person who surrenders the Certificate must provide funds for payment of any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the surrendered Certificate or establish to the satisfaction of the Surviving Corporation that all Taxes have been paid or are not applicable. After the Effective Time, a Certificate shall represent only the right to receive the Merger Consideration in respect of the Shares represented by such Certificate, without any interest thereon.

(c) Parent, the Surviving Corporation and Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of Shares, Options, stock appreciation rights of the Company or Restricted Stock Units pursuant to the Merger or this Agreement such amounts as are required to be withheld under the Code, or any applicable provision of state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares (or Options, stock appreciation rights or Restricted Stock Units) in respect of which such deduction and withholding was made.

(d) If a Certificate has been lost, stolen or destroyed, the Surviving Corporation will cause the Paying Agent to accept an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed instead of the Certificate; provided, that the Surviving Corporation may require the Person to whom any Merger Consideration is paid, as a condition precedent to the payment thereof, to give the Surviving Corporation a bond in such sum as it may direct or otherwise indemnify the Surviving Corporation in a manner reasonably satisfactory to the Surviving Corporation against any claim that may be made against the Surviving Corporation with respect to the Certificate claimed to have been lost, stolen or destroyed.

(e) At any time which is more than six months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been deposited with the Paying Agent and have not been disbursed in accordance with this Article III (including, without limitation, interest and other income received by the Paying Agent in respect of the funds made available to it), and after the funds have been delivered to the Surviving Corporation, Persons entitled to payment in accordance with this Article III shall be entitled to look solely to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for payment of the Merger Consideration upon surrender of the Certificates held by them, without any interest thereon; provided, that such Persons shall have no greater rights against the Surviving Corporation than may be accorded to general creditors of the Surviving Corporation under applicable Laws. Any portion of the funds deposited with the Paying Agent remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. None of the Surviving Corporation, Parent, Merger Sub or the Paying Agent will be liable to any Person entitled to payment under this Article III for any consideration which is delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(f) From and after the Effective Time, the Surviving Corporation shall not record on the stock transfer books of the Company or the Surviving Corporation any transfers of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented for transfer, they shall be canceled and treated as having been surrendered for the Merger Consideration in respect of the Shares represented thereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure letter delivered by the Company to Parent on or prior to the execution of this Agreement (the “Company Disclosure Letter”), which in the case of the disclosure applicable to qualifying the representation set forth in Section 4.9(a) shall be set forth only on Section 4.9(a) of the Company Disclosure Letter, and/or (ii) as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2006 and June 30, 2006, each as filed prior to the date of this Agreement (other than disclosures in the “Risk Factors” section of such Form 10-K and any other disclosures included in such filings that are predictive or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.1 Organization. Each of the Company and its Material Subsidiaries is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization, and has the requisite corporate or similar power and authority to own its properties and to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing (where such concept exists) as a foreign corporation or other entity in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except where the failure to be so organized, qualified, licensed or in good standing or have such power or authority would not have a Material Adverse Effect. Complete and correct copies of the certificate of incorporation and bylaws or other organizational documents of the Company and each of its Material Subsidiaries, in each case as currently in full force and effect, have been made available to Parent and no other organizational documents are applicable to or binding upon the Company or its Material Subsidiaries. The Company is not in violation of the provisions of its governing documents, nor are any of its Material Subsidiaries in violation of the provisions of their respective governing documents in any material respect.

Section 4.2 Authority; Enforceability.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by the Board of Directors (upon the unanimous recommendation of the Special Committee), and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement (except that consummation of the Merger is subject to adoption of this Agreement by the affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding shares of Company Common Stock voting together as a single class (the “Requisite Stockholder Vote”)).

(b) The Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, at a meeting duly held on or prior to the date hereof unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (iii) resolved to recommend that the stockholders of the Company approve the adoption of this Agreement and directed that such matter be submitted for consideration of the stockholders of the Company at the Stockholders Meeting (this clause (iii), the “Board Recommendation”), and (iv) took all necessary steps so that the provisions of Section 203 of the

DGCL and any “moratorium”, “control share acquisition”, “business combination”, “fair price” or other form of anti-takeover Laws or regulations (collectively, “Takeover Laws”) of any jurisdiction that may purport to be applicable to this Agreement do not apply to the execution and delivery of this Agreement and the transactions contemplated hereby.

(c) This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). The adoption of this Agreement by the Requisite Stockholder Vote is the only vote of the holders of any class or series of capital stock or other Equity Interests of the Company or any of its Subsidiaries necessary to adopt this Agreement or approve the transactions contemplated by this Agreement.

Section 4.3 Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby do and will not (a) violate or conflict with or result in any breach of any provision of the respective certificate of incorporation or bylaws (or other similar governing documents) of the Company or any of its Material Subsidiaries, (b) assuming that all consents, approvals and authorizations contemplated by clauses (a) – (f) of Section 4.4 have been obtained and all filings described in such Section have been made and the receipt of the Requisite Stockholder Vote, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties are bound, or (c) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, or result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit or a change in the rights and obligations under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Material Contract, except, in the case of clauses (b) and (c) of this Section 4.3, for any such conflict, violation, breach, default, loss, right or other occurrence which would not have a Material Adverse Effect.

Section 4.4 Governmental Consents. The execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated by this Agreement do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except as required under or pursuant to (a) the HSR Act, (b) the Exchange Act, (c) state securities, takeover and “blue sky” laws, (d) the rules and regulations of the New York Stock Exchange (“NYSE”), (e) the DGCL, (f) the applicable requirements of antitrust or other competition laws of other jurisdictions or investment laws relating to foreign ownership, and (g) any other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have a Material Adverse Effect.

Section 4.5 Capitalization of the Company.

(a) The authorized capital stock of the Company consists of 1,500,000,000 shares of Class A Company Common Stock, 1,000,000,000 shares of Class B Company Common Stock and 1,000,000,000 shares of Preferred Stock, par value $0.01 per share (“Company Preferred Stock“). As of the close of business on August 31, 2006 (the “Capitalization Date“), (i) 143,374,278 shares of Class A Company Common Stock and 269,978,659 shares of Class B Company Common Stock were issued and outstanding, (ii) 4,224,596 shares of Class A Company Common Stock and no shares of Class B Company Common Stock were held in the treasury of Company or by any of its Subsidiaries, (iii) an aggregate of 26,198,041 shares of Class A Company Common Stock were reserved for issuance upon or otherwise deliverable in connection with the exercise of outstanding Options issued pursuant to the Benefit Plans, (iv) 2,163,247 shares of Class A Company Common Stock were reserved and available for issuance under the ESPP, (v) an aggregate of 12,350,760 Restricted Stock Units were issued and outstanding pursuant to the Benefit Plans and (vi) an aggregate of 37,957 stock appreciation rights were issued and outstanding. As of the date of this Agreement, the Company has outstanding Options to purchase 26,198,041 shares of Class A Company Common Stock with a weighted average exercise price of $14.22. No shares of Company Preferred Stock are outstanding. From the close of business on the Capitalization Date until the date of this Agreement, no Shares have been issued except for Shares issued pursuant to the exercise of Options or the vesting of Restricted Stock Units, in each case outstanding on the Capitalization Date and in accordance with their terms. All outstanding shares of capital stock of the Company and each of its Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar rights, purchase option, call, or right of first refusal or similar rights. Except as set forth above, there are no outstanding shares, options, warrants, calls, stock appreciation rights, or other rights or commitments or any other agreements of any character relating to dividend rights or to the sale, issuance or voting of, or the granting of rights to acquire, any shares of capital stock or voting securities of the Company or any of its Subsidiaries, or any securities or obligations convertible into, exchangeable for or evidencing the right to purchase any shares of capital stock or voting securities of the Company or any of its Subsidiaries.

(b) Except as set forth in Section 4.5(a), (i) there are no preemptive rights of any kind which obligate the Company or any of its Subsidiaries to issue or deliver any shares of capital stock or voting securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any of its Subsidiaries, any shares of capital stock or voting securities of the Company or any of its Subsidiaries and (ii) there is no agreement, contract, commitment or arrangement pursuant to which the Company or any of its Subsidiaries is or may become obligated to repurchase or redeem any shares of capital stock or voting securities of the Company or its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, any shares of capital stock or voting securities of the Company or its Subsidiaries. Other than the Options, Restricted Stock Units and stock appreciation rights, the Company and its Subsidiaries do not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible, exchangeable or exercisable for or into securities having the right to vote) with the stockholders of the Company or any Subsidiary on any matter.

(c) As of the Capitalization Date, (i) each Option has the exercise price and is held by the holder set forth in Section 4.5(c)(i) of the Company Disclosure Letter, (ii) each outstanding Restricted Stock Unit is held by the holder set forth with respect thereto in Section 4.5(c)(ii) of the Company Disclosure Letter and (iii) each outstanding stock appreciation rights has the exercise price and is held by the holder set forth with respect thereto in Section 4.5(c)(iii) of the Company Disclosure Letter. All Options and stock appreciation rights have an exercise price equal to no less than the fair market value of the underlying Shares on the date of grant. From the Capitalization Date to the date of the Agreement, there have been no changes to the information set forth in Section 4.5(c) of the Company Disclosure Letter, except as a result of the exercise of Options or the vesting of Restricted Stock Units following the Capitalization Date and prior to the date hereof.

Section 4.6 Company Subsidiaries. Section 4.6 of the Company Disclosure Letter lists each Subsidiary of the Company and the jurisdiction of organization thereof. All the outstanding Equity Interests of each Subsidiary of the Company are owned, directly or indirectly, by the Company free and clear of any Liens, other than Permitted Liens. There are no stockholder agreements, voting trusts or other agreements or understandings to which any of the Company’s Subsidiaries is a party or by which any of them are bound relating to the voting of any shares of capital stock of the Company’s Subsidiaries. Except for its interests in its Subsidiaries, the Company does not own, directly or indirectly, any Equity Interest in any other Person.

Section 4.7 SEC Reports; Financial Information; Cash Balances.

(a) The Company has filed with the Securities and Exchange Commission (“SEC“) all forms, documents, certifications, registration statements and reports required to be filed or furnished by it with the SEC since July 16, 2004 (as amended to date, the “SEC Reports“). As of their respective dates, or, if amended, as of the date of the last such amendment, the SEC Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder. None of the SEC Reports at the time they were filed or, if amended, as of the date of such amendment contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. As of the date hereof, there are no outstanding or unresolved comments from the SEC staff with respect to any of the SEC Reports.

(b) Each of the consolidated financial statements (including all related notes and schedules) of the Company included (or incorporated by reference) in the SEC Reports fairly presents in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein including the notes thereto, which are not expected to be significant) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) To the Knowledge of the Company, no fact, event or circumstance currently exists that would prevent any material amount of the cash, investments or securities (on a net proceeds basis, and subject to fluctuations in value based on market and other circumstances prior to conversion to cash) of the Company or its Subsidiaries that were reflected in the line items “Cash and cash equivalents” or “Short-term investments” or that were debt portfolio investments reflected in the line item “Investments” on the face of the Company’s Condensed Consolidated Balance Sheets included in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2006 from being available as cash for use by the Company in the United States, subject in the case of the aggregate amount of cash, investments and securities reflected in the line items “Cash and cash equivalents” or Short-term investments” on such balance sheet owned or held by non-U.S. Subsidiaries, to restrictions under or the effect of applicable Laws.

Section 4.8 No Undisclosed Liabilities. Except (a) as reflected or reserved against on the consolidated balance sheet of the Company (including the notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2006, (b) for liabilities or obligations incurred in the ordinary course of business since June 30, 2006, (c) liabilities and obligations arising under this Agreement, (d) liabilities or obligations which have been discharged or paid in full in the ordinary course of business, and (e) liabilities and obligations that would not have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries.

Section	4.9 Absence of Certain Changes or Events.

(a) Since December 31, 2005, there has not been any Material Adverse Effect.

(b) From December 31, 2005, through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course. From December 31, 2005 through the date hereof, neither the Company nor any of its Subsidiaries has:

(i) issued, delivered, sold, pledged, transferred, conveyed, disposed of or encumbered any Equity Interests of any class or securities convertible into or exchangeable for any such Equity Interests of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any Equity Interests of the Company or any of its Subsidiaries, or any other ownership interest or voting security, of the Company or any of its Subsidiaries (other than (A) the issuance of Shares upon the exercise of Options or in connection with other stock-based Benefits Plans outstanding on the date hereof, in each case in accordance with their present terms, (B) issuances by a wholly owned Subsidiary of the Company of Equity Interests to such Subsidiary’s parent or another wholly owned Subsidiary of the Company and (C) the granting of Options or other stock based awards to acquire Shares granted under stock-based Benefit Plans outstanding on the date hereof in the ordinary course of business in the amounts set forth in Section 4.5(c) of the Company Disclosure Letter);

(ii) declared, set aside, made or paid any dividend or other distribution payable in cash, stock, property or otherwise with respect to any Equity Interests or any options, warrants, convertible securities or other rights to acquire any Equity Interest (except for any dividends or distributions by a Subsidiary wholly owned, directly or indirectly, by the Company);

(iii) (A) reclassified, combined, split, subdivided, redeemed, purchased or otherwise acquired any Equity Interests of the Company or any of its Subsidiaries or any options, warrants, convertible securities or other rights to acquire any Equity Interest of the Company or any of its Subsidiaries (other than (1) the acquisition of Options upon the conversion or exercise thereof, (2) the acquisition of Options or Restricted Stock Units upon the forfeiture thereof in accordance with their terms and (3) the acquisition of Shares upon the vesting of Restricted Stock Units in satisfaction of applicable tax withholding obligations arising in connection therewith) or (B) redeemed, repurchased, prepaid, defeased or otherwise acquired any of the Company’s Floating Rate Senior Notes due 2009, 6.875% Senior Notes due 2011 or 7.125% Senior Notes due 2014;

(iv) (A) granted to any current or former directors, officers, employees or consultants, any increase in compensation or fringe benefits, except for increases in the ordinary course of business with respect to employees who are not directors or officers of the Company, (B) granted to any current or former directors, officers or employees, any right to receive severance or termination pay in excess of $150,000 and not provided for under a Benefit Plan listed on Section 4.14 of the Company Disclosure Letter or (C) entered, amended or modified any Benefit Plans or employment, change of control or severance agreement or arrangement providing for payment in excess of $150,000 with any of its current or former directors, officers, employees or consultants, except ordinary course agreements with non-U.S. persons;

(v) (A) acquired from any Person (by merger, consolidation, acquisition of stock or assets or otherwise), or sold or disposed of (by merger, consolidation, sale of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof, any Equity Interests therein, in each case, which are material to the Company and its Subsidiaries, taken as a whole, (B) incurred or guaranteed, or modified in any material respect, any material indebtedness for borrowed money or (C) made any material loans, advances or capital contributions to any other Person (other than a Subsidiary of the Company);

(vi) made any changes in accounting policies or procedures other than in the ordinary course of business and other than as required by GAAP or a Governmental Authority;

(vii) made or revoked any material tax election, or changed any material tax accounting principles, except as required by applicable Law; or

(viii) agreed to take any of the actions described in Sections 4.9(b)(i) through 4.9(b)(vii).

Section 4.10 Contracts.

(a) The Company has made available to Parent true, correct and complete copies of, all contracts, agreements, commitments, arrangements, leases (including with respect to personal property) and other instruments to which the Company or any of its Subsidiaries is a party as of the date hereof or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound as of the date hereof which:

(i) would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii) contains covenants that limit the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, could materially restrict the ability of the Surviving Corporation) to compete in any material line of business of the Company or any of its Subsidiaries, except for any such contract that may be canceled without any penalty or other liability to the Company or any of its Subsidiaries upon notice of 60 days or less;

(iii) with respect to a joint venture, partnership, limited liability or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and the Subsidiaries, taken as a whole;

(iv) involve any exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract, or any other interest-rate or foreign currency protection contract, other than any such contracts entered into in the ordinary course of business;

(v) relate to (A) indebtedness for borrowed money and having an outstanding principal amount in excess of $50,000,000 or (B) conditional sale arrangements, the sale, securitization or servicing of loans or loan portfolios, in each case in connection with which the aggregate actual or contingent obligations of the Company and its Subsidiaries under such contract are greater than $50,000,000;

(vi) was entered into after December 31, 2005, involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person for aggregate consideration under such contract in excess of $50,000,000 (other than acquisitions or dispositions of assets in the ordinary course of business, including acquisitions and dispositions of inventory);

(vii) by its terms calls for aggregate payments by the Company and its Subsidiaries or aggregate payments to the Company and its Subsidiaries under such contract of more than $25,000,000 over the remaining term of such contract;

(viii) with respect to any acquisition by the Company or its Subsidiaries pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations, in each case, that could result in payments in excess of $25,000,000;

(ix) involve any directors, executive officers or 5% stockholders of the Company that cannot be canceled by the Company within 30 days’ notice without liability, penalty or premium;

(x) involve any labor union or other employee organization, including any works council or foreign trade union or trade association;

(xi) obligate the Company or any of its Subsidiaries to provide indemnification or a guarantee, other than obligations incurred in the ordinary course of business or involve amounts in excess of $25,000,000; or

(xii) is an IP License.

Each contract of the type described in clauses (i) through (xii) is referred to herein as a “Material Contract”.

(b) Except as would not have a Material Adverse Effect, (i) each Material Contract is valid and binding on the Company and any Subsidiary of the Company which is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and (ii) the Company and its Subsidiaries have performed and complied with all obligations required to be performed or complied with by them under each Material Contract. There is no default under any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries, or to the Knowledge of the Company, by any other party, except which would not have a Material Adverse Effect.

Section 4.11 Title to Properties. Except as would not have a Material Adverse Effect:

(a) Each of the Company and its Subsidiaries has good and valid fee simple title to its owned real properties or good and valid leasehold interests in all of its leased real properties except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business. All such properties, other than properties in which the Company or any of its Subsidiaries has a leasehold interest, are free and clear of all Liens and defects of title other than Permitted Liens.

(b) Each of the Company and its Subsidiaries has complied in all material respects with the terms of all leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect. Each real property lease material to the business of the Company and its Subsidiaries taken as a whole has been made available to Parent. The Company and its Subsidiaries enjoy peaceful and undisturbed possession under all leases of real property that are material to the business of the Company and its Subsidiaries taken as a whole and there are no existing defaults by the Company beyond any applicable grace periods under such leases.

Section 4.12 Compliance with Law and Reporting Requirements.

(a) Neither the Company nor any of its Subsidiaries is in violation of, or has violated, any Law, or has received any written notice of any violation of Law, in each case, except for any violation or possible violation that would not have a Material Adverse Effect. The Company and each of its Subsidiaries has and is in compliance with all Licenses from

Governmental Authorities required to conduct their respective businesses as now being conducted and all such Licenses are valid and in full force and effect, except for any such License the absence of, the non-compliance with, or the failure to be valid or in full force and effect, would not have a Material Adverse Effect.

(b) (i) Since July 16, 2004, subject to any applicable grace periods, the Company has been and is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and (B) the applicable listing and corporate governance rules and regulations of the NYSE.

(ii) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required under Rule 13a–15 of the Exchange Act.

(iii) The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(iv) As of the date hereof, to the Knowledge of the Company, the Company has not identified any material weaknesses in internal controls. To the Knowledge of the Company, the Company is not aware of any facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(c) None of the Company’s Subsidiaries is, or has at any time since July 16, 2004 been, subject to the reporting requirements of Sections 13(a) or 15(d) under the Exchange Act.

Section 4.13 Litigation. There are no Actions pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, except as would not have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties is or are a party or subject to or in default under any Governmental Order except as would not have a Material Adverse Effect. To the Knowledge of the Company, there are no formal or informal SEC inquiries or investigations, other governmental inquiries or investigations or material internal investigations or material whistle blower complaints pending, or to the Knowledge of the Company, threatened, or otherwise involving the Company or any of its Subsidiaries, including, without limitation, regarding any accounting practices of the Company or any malfeasance by any executive officer of the Company.

Section	4.14 Employee Compensation and Benefit Plans; ERISA.

(a) Section 4.14(a) of the Company Disclosure Letter sets forth a correct and complete list of all material (i) employee benefit plans, programs, agreements or arrangements, including pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all medical, vision, dental or other health plans, all life insurance plans, employment or consulting agreements, and all other employee benefit plans or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries contributed or is obligated to contribute thereunder, or with respect to which the Company or any of its Subsidiaries has or may have any liability (contingent or otherwise), in each case, for or to any current or former employees, directors, officers or consultants of the Company or any of its Subsidiaries located primarily in the United States and/or their dependents (collectively, the “Benefit Plans”), and (ii) benefit plans that are comparable to the Benefit Plans and that are maintained pursuant to the Laws of a country other than the United States (collectively, the “Foreign Plans”). For purposes of this Agreement, the term “plan,” when used with respect to Foreign Plans, shall mean a “scheme” or other employee benefit program or arrangement in accordance with specific country usage. Except for purposes of Section 4.14(c), the terms “Benefit Plan” and “Foreign Plan” specifically do not include benefit plans of Motorola, Inc. to which the Company maintained or contributed pursuant to the employee matters agreement, dated June 18, 2004 between the Company and Motorola, Inc.

(b) Each Benefit Plan intended to be subject to Code Section 401(a) and each trust established in connection with any Benefit Plan which is intended to be tax exempt under Code Section 501(a) has either applied for, prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination letter from the Internal Revenue Service, and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification of any such plan. Except as would not have a Material Adverse Effect: (i) all the Benefit Plans and the related trusts comply with and have been administered in compliance with, (A) the provisions of ERISA, (B) all provisions of the Code, (C) all other applicable Laws, and (D) their terms and the terms of any collective bargaining or collective labor agreements; and, in each case, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority questioning or challenging such compliance; (ii) there are no unresolved claims or disputes under the terms of, or in connection with, the Benefit Plans other than claims for benefits which are payable in the ordinary course; (iii) to the Knowledge of the Company there has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Benefit Plan; (iv) no litigation has been commenced with respect to any Benefit Plan (other than routine claims for benefits in the ordinary course) and, to the Knowledge of the Company, no such litigation is threatened (other than routine claims for benefits in the ordinary course); and (v) there are no governmental audits or investigations pending or, to the Knowledge of the Company, threatened in connection with any Benefit Plan.

(c) Neither the Company nor any ERISA Affiliate of the Company (i) sponsors or contributes to a Benefit Plan that is a “defined benefit plan” (as defined in ERISA Section 3(35)); (ii) has an “obligation to contribute” (as defined in ERISA Section 4212) to a Benefit Plan that is a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)); (iii) has any material liability, contingent or otherwise, under Title IV of ERISA with respect to a Benefit Plan, either directly or through any ERISA Affiliate; or (iv) except as listed in Section 4.14(c) of the Company Disclosure Letter, sponsors, maintains or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by law). For purposes of this Section 4.14, “ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with the Company would be deemed to be a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code. None of the Benefit Plans listed in Section 4.14(c) of the Company Disclosure Letter restrict the ability of the Company to amend or terminate such Benefit Plan.

(d) Except as would not have a Material Adverse Effect, (i) each Foreign Plan and related trust, if any, complies with and has been administered in compliance with (A) the Laws of the applicable foreign country and (B) their terms and the terms of any collective bargaining, collective labor or works council agreements and, in each case, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority questioning or challenging such compliance, (ii) each Foreign Plan which, under the Laws of the applicable foreign country, is required to be registered or approved by any Governmental Authority, has been so registered or approved, (iii) all contributions to each Foreign Plan required to be made by the Company or its Subsidiaries through the Closing Date have been or shall be made or, if applicable, shall be accrued in accordance with country-specific accounting practices, (iv) there are no unresolved claims or disputes under the terms of, or in connection with, the Foreign Plans other than claims for benefits which are payable in the ordinary course, (v) no litigation has been commenced (other than routine claims for benefits in the ordinary course) with respect to any Foreign Plan and, to the Knowledge of the Company, no such litigation is threatened (other than routine claims for benefits in the ordinary course), and (vi) there are no governmental audits or investigations pending or, to the Knowledge of the Company, threatened in connection with any Foreign Plan. Section 4.14(d) of the Company Disclosure Letter designates each Foreign Plan that is a defined benefit pension plan.

(e) Except as may be required by applicable Law or as contemplated under this Agreement, neither the Company nor any of its Subsidiaries has any plan or commitment to create any additional Benefit Plans or Foreign Plans or to amend or modify any existing Benefit Plan or Foreign Plan in such a manner as to materially increase the cost of such Benefit Plan or Foreign Plan to the Company or any of its Subsidiaries.

(f) Except as provided in this Agreement or as required under applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event): (i) result in any material payment (including any bonus, severance, unemployment compensation, deferred compensation, forgiveness of indebtedness or golden parachute payment) becoming due to any current or former employee under any Benefit Plan or Foreign Plan; (ii) increase in any material respect any benefit otherwise payable under any Benefit Plan or Foreign Plan; (iii) result in the acceleration in any material respect of the time of payment or vesting of any such benefits under any Benefit Plan or Foreign Plan; (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under a Benefit Plan or Foreign Plan; or (v) limit, in any way, the Surviving Corporation’s ability to amend or terminate any Benefit Plan or Foreign Plan. No payment or benefit which has been, will or may be made by the Company or any of its Subsidiaries with respect to any current or former employee in connection with the execution and delivery of this Agreement or the consummation of the transaction contemplated by this Agreement could result in a material amount of “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code or material nondeductibility under Section 162(m) of the Code.

(g) Except as would not have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has classified any individual as an “independent contractor” or similar status who, according to a Benefit Plan or Foreign Plan or applicable Law, should have been classified as an employee or of similar status. Except as would not have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability by reason of any individual who provides or provided services to the Company or any of its Subsidiaries, in any capacity, being improperly excluded from participating in any Benefit Plan or Foreign Plan.

(h) Correct and complete copies have been delivered or made available, or will be delivered or made available prior to the Effective Time, to Parent by the Company of all written Benefit Plans and Foreign Plans (including all amendments and attachments thereto), and to the extent requested by Parent, all related trust documents; all material insurance contracts or other funding arrangements to the degree applicable; the two most recent annual information filings (Form 5500) and annual financial reports for those Benefit Plans and Foreign Plans (where required); the most recent determination letter from the Internal Revenue Service (where required); and the most recent summary plan descriptions; if any, for the Benefit Plans or Foreign Plans (including, for any Benefit Plan or Foreign Plan that is not embodied in a document, a written description of the Benefit Plan or Foreign Plan).

Section 4.15 Labor Matters.

(a) Except as set forth in Section 4.15 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or any labor union contract or trade union agreement or work rules, nor, to the Knowledge of the Company, are there any employees of the Company or any of its Subsidiaries represented by a works council or a labor organization, or activities or proceedings of any labor union to organize any employees of the Company or any of its Subsidiaries. Except as would not have a Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened, labor strike, walkout, work stoppage, slowdown or lockout with respect to employees of the Company or any of its Subsidiaries, and no such strike, walkout, slowdown or lockout has occurred within the past five years.

(b) Except as would not have a Material Adverse Effect, (i) the Company and each of its Subsidiaries are in compliance with all applicable local, state, federal and foreign Laws relating to employment, including, without limitation, Laws relating to discrimination, hours of work and the payment of wages or overtime wages, classification of employees and independent contractors, health and safety, layoffs and plant closings and collective bargaining and (ii) there are no complaints or lawsuits, pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any such Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct related to the employment relationship between the employee or former employee and the Company.

(c) Except as would not have a Material Adverse Effect, the Company and each of its Subsidiaries have withheld all amounts required by law to be withheld from the wages, salaries, and other payments to employees; and are not, to the Knowledge of the Company, liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. Neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business, consistent with past practice).

(d) Since July 16, 2004 and except as in compliance with the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and the Illinois WARN Act (i) neither the Company nor any of its Subsidiaries in the United States has effectuated a “plant closing” (as defined in the WARN Act or any similar state or local law or regulation) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company and/or any of its Subsidiaries, and (ii) there has not occurred a “mass layoff” (as defined in the WARN Act or any similar state or local law or regulation) affecting any site of employment or facility of the Company or any of its Subsidiaries in the United States.

(e) To the Knowledge of the Company, except as would not result in a Material Adverse Effect, no employees of the Company or any of its Subsidiaries are in violation of any term of any employment contract, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Subsidiary because of the nature of the business conducted by the Company or any Subsidiary or to the use of trade secrets or proprietary information of others.

(f) The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any material breach or other material violation of any collective bargaining agreement, trade union agreement, works council agreement or regulations or any other labor-related agreement to which the Company or any of its Subsidiaries is a party.

Section 4.16 Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Letter identifies a correct and complete list, as of the date hereof, of all United States and foreign (i) issued Patents and Patent applications, (ii) Trademark registrations and applications, (iii) Copyright registrations and applications, and (iv) Mask Work registrations and applications, in each case which are Company Intellectual Property (the “Registered Intellectual Property”). Such list includes with respect to each such item of Registered Intellectual Property (A) a correct and complete list of the jurisdictions in which such item of Registered Intellectual Property has been registered or filed, (B) the applicable registration, application, or serial number, and (C) the record owner or owners.

(b) Section 4.16(b) of the Company Disclosure Letter identifies a correct and complete list of all contracts or other agreements to which the Company or any of its Subsidiaries is a party and bound (i) pursuant to which the Company or any of its Subsidiaries have been granted any right or license to any Intellectual Property of a third Person which Intellectual Property is material to the business of the Company or any of its Subsidiaries, but excluding licenses to Intellectual Property that (A) are generally commercially available on commercially reasonable terms, (B) principally concern Intellectual Property other than Patents or Mask Works that are generally commercially available, or (C) licenses to software used to support the general operations of the business of Company (“In-Licenses”), (ii) pursuant to which the Company or any of its Subsidiaries have granted to a third Person a right or license to material Company Intellectual Property or any other material Intellectual Property exclusively held by the Company or any of its Subsidiaries, other than contracts or agreements entered into by the Company or its Subsidiaries in the ordinary course of business (“Out-Licenses”), and (iii) with Motorola, involving the licensing or transfer of Intellectual Property (such agreements together with the Out-Licenses and the In-Licenses, the “IP Licenses”).

(c) To the Knowledge of the Company, no material Registered Intellectual Property is invalid or not currently in compliance with all legal requirements (including payment of fees and filing of documents), and the Company and its Subsidiaries have maintained and enforced (or failed to maintain or enforce) all Registered Intellectual Property in accordance with their reasonable business judgment.

(d) To the Knowledge of the Company, (i) the Company and/or its Subsidiaries is the owner of all right, title and interest in and to all material Registered Intellectual Property and (ii) all material Company Intellectual Property, is free and clear of any and all Liens, other than Permitted Liens. No Action has been threatened in writing or asserted against the Company or any of its Subsidiaries in the past two (2) years challenging the Company’s ownership of any material Company Intellectual Property.

(e) To the Knowledge of the Company, except for such infringements or violations that would not have a Material Adverse Effect on the Company, the conduct of the businesses of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate, or otherwise violate any third Person’s Intellectual Property. To the Knowledge of the Company, (i) except for any Action which would not have a materially negative impact on a material business, of the Company or any of its Subsidiaries, there has been no Action threatened in writing or asserted in the past two (2) years against the Company or any of its Subsidiaries alleging that conduct of the businesses of the Company and its Subsidiaries as currently conducted infringes, misappropriates, or otherwise violates any third Person’s Intellectual Property, and (ii) except for such Actions, that if decided adversely to the Company would not have a Material Adverse Effect on the Company, there is no substantial basis for any such Action.

(f) No Action has been threatened in writing or asserted against any Person by the Company or any of its Subsidiaries in the past two (2) years for material infringement, misappropriation or other violation of any material Company Intellectual Property.

(g) The Company and each of its Subsidiaries has taken commercially reasonable steps to protect the confidentiality of all those material Trade Secrets included in the Company Intellectual Property that the Company has made a reasonable business judgment to protect, including requiring all Persons having access to material Trade Secrets to execute written non-disclosure agreements, and to the Knowledge of the Company, except pursuant to written non-disclosure agreements, there has not been any disclosure by the Company or any of its Subsidiaries of any such material Trade Secrets.

(h) The consummation of the transactions contemplated in this Agreement will not (with or without notice or the lapse of time or both) (i) result in the loss or material impairment of, or give rise to any right of any third Person to terminate or materially restrict, (ii) require payment of any material additional amounts or the consent of any Governmental Authority or third Person in respect of, or (iii) result in the grant or transfer to any other Person of, in each case, the Company’s or any of its Subsidiaries’ rights in or to any material Intellectual Property owned, used or held by the Company.

(i) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has made any formal submission to, or is subject to any contract or other agreement with any standards making body, special interest group, or other Person, that would obligate the Company or any of its Subsidiaries to grant licenses to, or otherwise impair the Company’s or any of its Subsidiaries’ control over, the Company Intellectual Property for less than a reasonable royalty, except as would not have a Material Adverse Effect.

Section 4.17 Environmental Laws.

(a) For purposes of this Agreement, the following terms have the following meanings:

(i) “Environmental Claim” means any claim, action, cause of action, investigation or notice (written or oral) by any person or entity alleging potential and material liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials at any location, whether or not owned or operated by the Seller, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

(ii) “Environmental Laws” means all Laws relating to pollution, the environment or the protection of human health and safety from Hazardous Materials including without limitation, laws relating to the exposure to, or Releases or threatened Releases of, Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

(iii) “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, toxic mold, or defined as such by, or regulated as such under, any Environmental Law.

(iv) “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

(b) Except as would not have a Material Adverse Effect, the Company and each of its Subsidiaries are and have been in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof).

(c) Except as would not have a Material Adverse Effect, there is no Environmental Claim pending or threatened against the Company, its Subsidiaries or, to the Knowledge of the Company, against any person or entity whose liability for any Environmental Claim the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law.

(d) Except as would not have a Material Adverse Effect, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the Release, threatened Release or presence of any Hazardous Material which would be reasonably likely to form the basis of an Environmental Claim against the Company, its Subsidiaries, or to the Knowledge of the Company, against any person or entity whose liability for any Environmental Claim the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law.

(e) The Company has delivered or otherwise made available for inspection to Parent true, complete and correct copies and results of any material reports, studies, analyses, tests or monitoring possessed or initiated by the Company pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or its Subsidiaries, or regarding compliance with applicable Environmental Laws.

Section 4.18 Taxes.

(a) Each of the Company and its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects.

(b) Each of the Company and its Subsidiaries has timely paid all material Taxes required to be paid by it (whether or not shown due on any Tax Return).

(c) Except as would not have a Material Adverse Effect, each of the Company and its Subsidiaries has made adequate provision in the financial statements of the Company (in accordance with GAAP) for all Taxes of the Company and its Subsidiaries.

(d) Each of the Company and its Subsidiaries has complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes and has, within the time and manner prescribed by Law, withheld and paid over to the proper tax authorities all amounts required to be withheld and paid over by it.

(e) Neither the Company nor any of its Subsidiaries has received written notice of any pending or threatened audit, proceeding, examination or litigation or similar claim that has been commenced or is presently pending with respect to any material Taxes or material Tax Return of the Company or any of its Subsidiaries for which the Company has not made adequate provisions (in accordance with GAAP) in its financial statements.

(f) No written claim has been made by any tax authority in a jurisdiction where any of the Company or its Subsidiaries does not file a Tax Return that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(g) No material deficiency with respect to any Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries, and no requests for waivers of the time to assess any material amount of Taxes are pending.

(h) There are no outstanding written agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or deficiencies against the Company or any of its Subsidiaries, and no power of attorney granted by either the Company or any of its Subsidiaries with respect to any material Taxes is currently in force.

(i) Neither the Company nor any of its Subsidiaries (A) is a party to any agreement providing for the allocation, sharing or indemnification of any material amount of Taxes imposed on or with respect to any individual or other person, (B) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated U.S. federal income Tax Return (other than the group the common parent of which is the Company) or (C) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor.

(j) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(k) There are no material Liens for Taxes upon the assets or properties of the Company or any of its Subsidiaries, other than Permitted Liens.

(l) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, or (B) “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Law), entered into on or prior to the Closing Date, or (C) any ruling received from the Internal Revenue Service.

(m) The Company has previously delivered or made available to Parent or Merger Sub complete and accurate copies of each of (i) all audit reports, letter rulings, technical advice memoranda, and similar documents issued by any tax authority relating to the United States Federal, state, local or foreign Taxes due from or with respect to the Company and its Subsidiaries and (ii) any closing agreements entered into by any of the Company and its Subsidiaries with any tax authority, in each case existing on the date hereof.

(n) Neither the Company nor any of its Subsidiaries is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock to which Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) applies and which occurred within two years of the date of this Agreement.

Section 4.19 Disclosure Documents. The proxy statement (the “Proxy Statement”) relating to the Merger and the other transactions contemplated hereby to be filed by the Company with the SEC in connection with seeking the adoption of this Agreement by the stockholders of the Company, as well as any other documents required to be filed by the Company with the SEC in connection with the Merger and the other transactions contemplated thereby (collectively, the “Other Filings”), will not, at the time it is filed with the SEC, or, in the case of the Proxy Statement, at the time it is first mailed to the stockholders of the Company or at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause the Proxy Statement and all Other Filings to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto as of the date of such filing. No representation is made by the Company with respect to statements made in the Proxy Statement or any Other Filings based on information supplied, or required to be supplied, by Parent, Merger Sub or any of their respective directors, officers, employees, Affiliates, agents or other representatives specifically for inclusion or incorporation by reference therein.

Section 4.20 Insurance. The Company and each of its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of the Company or any of its

Subsidiaries that are customary and adequate in all material respects for companies of similar size in the industry and locales in which the Company and its Subsidiaries operate. Section 4.20 of the Company Disclosure Letter sets forth a true, correct and complete list of all material insurance policies issued in favor of the Company or any of the Subsidiaries, or pursuant to which the Company or any of the Subsidiaries is a named insured or otherwise a beneficiary. With respect to each such insurance policy listed in Section 4.20 of the Company Disclosure Letter, except as would not have a Material Adverse Effect, (i) the policy is in full force and effect and all premiums due thereon have been paid, (ii) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such policy, and (iii) to the Knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no notice of cancellation or termination has been received with respect to any such policy.

Section 4.21 Brokers. Except for Goldman, Sachs & Co., no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement. The Company has provided to Parent prior to the date of this Agreement a true and complete copy of its engagement letter with Goldman, Sachs & Co. and there are no amounts payable to Goldman, Sachs & Co. in connection with this Agreement and the transactions contemplated by this Agreement other than as set forth in such engagement letter.

Section 4.22 Fairness Opinion. The Board of Directors of the Company has received an opinion from Goldman, Sachs & Co. dated as of the date of this Agreement and addressed to the Board of Directors of the Company to the effect that, as of the date thereof and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders of Shares (other than the Shares held by Affiliates of the Company who have an understanding, arrangement or other agreements with Parent or the Surviving Corporation or any of their Affiliates, including any Shares acquired by Parent immediately prior to the Effective Time pursuant to any equity rollover commitments or other agreements with holders of Shares, as to which Goldman, Sachs & Co. expresses no opinion from a financial point of view), in the aggregate, is fair to the stockholders of the Company from a financial point of view. An executed copy of the opinion has been delivered to Parent for informational purposes only.

Section 4.23 Foreign Corrupt Practices Act. To the Knowledge of the Company, neither the Company, nor any of its Subsidiaries, nor any of their Affiliates or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable foreign, Federal or state law, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (iii) violated or operated in noncompliance in any material respect with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign laws and regulations.

Section 4.24 Rights Agreement. The Company has amended, and the Company and the Board of Directors have taken all necessary action to amend the Preferred Share Purchase Rights Agreement, dated July 7, 2004 and amended on September 23, 2005 (as amended, the “Rights Agreement”), between the Company and Mellon Investor Services LLC, to (a) render it inapplicable to this Agreement and the transactions contemplated hereby, (b) render the Rights (as defined in the Rights Agreement) issued pursuant to the Rights Agreement inapplicable to the execution and delivery of this Agreement and consummation of the Merger and ensure that none of the execution and delivery of this Agreement or the consummation of the Merger will result in (i) the Rights becoming exercisable, (ii) cause Parent or any of its Affiliates or Associates (each as defined in the Rights Agreement) to become an Acquiring Person (as defined in the Rights Agreement) or (iii) give rise to a Distribution Date (as defined in the Rights Agreement). The Company has made available to Parent a complete and correct copy of such amendment.

Section 4.25 Customers. Section 4.25 of the Company Disclosure Letter sets forth a true and complete list of the top 20 customers of the Company, based upon revenue generated in fiscal year 2005, for the Company and its Subsidiaries (the “Material Customers”). As of the date hereof, the Company is not involved in any material dispute with a Material Customer.

Section 4.26 Affiliate Transactions. Except for this Agreement and the Merger, there are no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and the Company’s Affiliates (other than Company Subsidiaries), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 4.27 Product Liability and Recalls. Except as would not have a Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened recall or investigation of any product sold by the Company or any of its Subsidiaries.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Section 5.1 Organization. Each of Parent and Merger Sub are duly organized, validly existing and in good standing under the laws of the state of its organization.

Section 5.2 Authority; Enforceability. Each of Parent and Merger Sub has the corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub. This

Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding agreement of Parent and Merger Sub, as applicable, enforceable against each of them in accordance with their terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

Section 5.3 Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub does not and will not (a) conflict with or violate the certificate of formation, certificate of incorporation or by-laws (or equivalent organizational documents), as applicable, of Parent or Merger Sub, (b) assuming that all consents, approvals and authorizations contemplated by Section 5.4 have been obtained and all filings described in such Section have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which Parent or Merger Sub or any of their respective properties are bound or (c) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound, except, in the case of clauses (b) and (c), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

Section 5.4 Governmental Consents. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except as required under or pursuant to (a) the HSR Act, (b) the Exchange Act, (c) state securities, takeover and “blue sky” laws, (d) the rules and regulations of the NYSE, (e) the DGCL, (f) the applicable requirements of antitrust or other competition laws of other jurisdictions or investment laws relating to foreign ownership and (g) any other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to, prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

Section 5.5 Financing.

(a) Parent and Merger Sub have delivered to the Company a true and complete copy of an executed commitment letter dated September 15, 2006, and the provisions related to “market flex” in the executed fee letter dated September 15, 2006, in each case from Credit Suisse, Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. (as the same may be amended and replaced in accordance with Section 6.9(b), collectively, the “Debt Commitment Letters”), pursuant to which the lender parties thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”). Parent and Merger Sub have delivered to the Company true and complete copies of executed commitment letters (collectively, the “Equity Commitment Letters” and together with the Debt Commitment Letters, the “Financing Commitments”) from Blackstone Capital Partners V L.P., TPG Partners V, L.P., Carlyle Partners IV, L.P. and Permira IV L.P.2, Permira Investments Limited, P4 Co-Investment l.p. (the “Investors”) pursuant to which the Investors have committed, subject to the terms therein, to invest the cash amounts set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).

(b) As of the date hereof, (i) none of the Financing Commitments has been amended or modified, and (ii) the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. Each of the Debt Commitment Letters, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto for so long as it remains in full force and effect. Each of the Equity Commitment Letters, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitments. Subject to the terms and conditions of the Financing Commitments, and subject to the terms and conditions of this Agreement, the aggregate proceeds contemplated by the Financing Commitments, together with the available cash of the Company, will be sufficient for Parent and Merger Sub to consummate the Merger upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith, including payment of all amounts under Article III of this Agreement. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under any term or condition of the Financing Commitments. As of the date of this Agreement, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis any term or condition to be satisfied by it contained in the Financing Commitments. Parent has fully paid any and all commitment fees that have been incurred and are due and payable in connection with the Financing Commitments, and Parent will pay when due all other commitment fees arising under the Commitment Letters as and when they become payable.

(c) As of the date hereof, Parent and Merger Sub have no Contracts, arrangements or understandings with any Person concerning the contributions to be made to Parent or Merger Sub in connection with the transactions contemplated by this Agreement other than as set forth in the Financing Commitments and those that would not adversely affect Parent’s rights and obligations under this Agreement, nor any Contracts or non-binding arrangements or understandings with any Person concerning the ownership and operation of Parent, Merger Sub or the Surviving Corporation other than those that would not adversely affect Parent’s rights and obligations under this Agreement.

Section 5.6 Disclosure Documents. None of the information supplied by Parent, Merger Sub or any of their directors, officers, employees, Affiliates, agents or other representatives expressly for inclusion in the Proxy Statement will, on the date the Proxy Statement is first sent to the stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied by Parent, Merger Sub or any of their directors, officers, employees, Affiliates, agents or other representatives expressly for inclusion in any of the Other Filings will, on the date any such Other Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.7 Brokers. Except for The Blackstone Group L.P., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

Section 5.8 Operations of Parent and Merger Sub. Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

Section 5.9 Ownership of Company Capital Stock. Neither Parent nor Merger Sub (nor any of their respective Affiliates) is, nor at any time during the last three (3) years have any of them been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

Section 5.10 Litigation. As of the date of the Agreement, there is no Action pending, or to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub, and neither of Parent or Merger Sub are subject to any outstanding Governmental Order, which, in either case would (i) prevent or materially delay the consummation of the Merger or (ii) otherwise prevent or materially delay the performance by Parent or Merger Sub of any of their material obligations under this Agreement.

Section 5.11 Solvency; Operation of the Company After the Effective Time. As of the Effective Time, assuming satisfaction of the conditions to Parent’s obligation to consummate the Merger, or waiver of such conditions, and after giving effect to all of the transactions contemplated by this Agreement, including without limitation the Financing, any alternative financing and the payment of the aggregate Merger Consideration, consummation of the Notes Tender Offers, if any (and any other repayment or refinancing of debt contemplated in this Agreement or the Financing Commitments), and payment of all related fees and expenses, the Surviving Corporation will be Solvent.

For the purposes of this Section 5.12 the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities”, as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, (i) ”not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Conduct of Business Prior to the Closing. The Company covenants and agrees that, during the period from the date hereof until the Closing Date, except as contemplated by this Agreement or as set forth in Section 6.1 of the Company Disclosure Letter, or unless Parent shall otherwise consent in writing (which consent will not be unreasonably withheld), the Company will conduct (and will cause each of its Subsidiaries to conduct) its operations according to its ordinary and usual course of business, consistent with past practice, and the Company will use and will cause each of its Subsidiaries to use its reasonable best efforts to preserve intact its business organization, to keep available the services of its current officers and key employees and to preserve the goodwill of and maintain satisfactory relationships with those Persons having business relationships with the Company or any of its Subsidiaries. Between the date of this Agreement and the Closing Date, except as otherwise expressly contemplated by this Agreement or as set forth in Section 6.1 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries shall without the prior written consent of Parent (which consent will not be unreasonably withheld):

(a) amend or otherwise change the Company’s certificate of incorporation or by-laws (or other comparable governing documents of the Company’s Subsidiaries);

(b) issue, deliver, sell, pledge, transfer, convey, dispose of or encumber any Equity Interests of any class or securities convertible into or exchangeable for any such Equity Interests of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any Equity Interests of the Company or any of its Subsidiaries, or any other ownership interest or voting security, of the Company or any of its Subsidiaries, other than (i) pursuant to the Freescale Semiconductor, Inc. 401(k) Profit Sharing Plan or the issuance of Shares upon the exercise of Options and Restricted Stock Units, and payment with respect to stock appreciation rights outstanding on the date hereof or in accordance with the ESPP to the extent set forth in Section 3.2(d) of the Company Disclosure Letter, in each case in accordance with their present terms, (ii) issuances by a wholly owned Subsidiary of the Company of capital stock to such Subsidiary’s parent or another wholly owned Subsidiary of the Company), or (iii) equity grants made to members of the Board of Directors in the ordinary course of business under the Company’s director compensation plans in effect on the date hereof;

(c) declare, set aside, make or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to any of its Equity Interests or any options,

warrants, convertible securities or other rights of any kind to acquire or receive any Equity Interest (except for any dividend or distribution by a wholly owned Subsidiary to the Company or any other wholly owned Subsidiary);

(d) (i) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any Equity Interests of the Company or any of its Subsidiaries or any options, warrants, convertible securities or other rights of any kind to acquire or receive any Equity Interest of the Company or any of its Subsidiaries (other than (A) the acquisition of Options upon the exercise thereof, (B) the acquisition of Options or Restricted Stock Units upon the forfeiture thereof in accordance with their terms and (C) the acquisition of Shares upon the vesting of Restricted Stock Units in satisfaction of applicable tax withholding obligations arising in connection therewith) or engage in any internal reorganization or restructuring of the ownership structure of any of its Subsidiaries or the businesses or divisions of the Company and or any of its Subsidiaries or (ii) except as contemplated by this Agreement, redeem, repurchase, prepay, defease or otherwise acquire any indebtedness for borrowed money of the Company or any of its Subsidiaries other than (A) in the ordinary course of business or (B) for intercompany indebtedness;

(e) acquire from any Person (by merger, consolidation, acquisition of stock or assets or otherwise) or sell or dispose of (by merger, consolidation, sale of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof, or any Equity Interests therein, other than purchases and sales of any corporation, partnership or other business organization or division thereof, or any Equity Interest therein, for an amount not in excess of $25,000,000;

(f) incur, modify, guarantee, assume or otherwise become responsible for any indebtedness for borrowed money or make any loans, advances or capital contributions to, or investments in, any other Person, in each case, other than (A) any letter of credit or performance or bid bond entered into in the ordinary course of business and for an amount not in excess of $25,000,000 in any single transaction or series of related transactions or $50,000,000 in the aggregate, and, in addition, (B) indebtedness for borrowed money in connection with the contemplated borrowings in Japan described on Section 6.1(f) of the Company Disclosure Letter for an amount not in excess of 8.8 billion Japanese Yen in the aggregate (C) subject to the provisions of Section 6.1(o), loans, advances and investments in the ordinary course of business and consistent with the board approved investment policy as may be in effect on the date hereof, (D) pursuant to or in connection with existing credit facilities, existing letters of credit and other existing financing arrangements, and any replacement or refinancing thereof not in excess of the existing facility or financing arrangement replaced or refinanced, in each case, in the ordinary course of business, and (E) subject to the provisions of Section 6.1(o), intercompany indebtedness, or with respect to such intercompany indebtedness, and loans, advances, capital contributions and investments with or into the Company or its Subsidiaries, in each case, in the ordinary course of business;

(g) enter into, make any proposal for, renew, extend or amend or modify in any material respect, terminate, cancel, waive, release or assign any right or claim under, any contract or agreement which is or, if applicable, would be, a Material Contract, other than in the ordinary course of business, in a manner consistent with past practice and on terms not materially adverse to the Company and its Subsidiaries taken as a whole and except as required under the terms of a Material Contract;

(h) accelerate the delivery or sale of products or the incurrence of capital expenditures, or offer discounts on sale of products or premiums on purchase of raw materials, except in the ordinary and usual course of business, consistent with past practice;

(i) except (i) as contemplated by this Agreement, (ii) to the extent required under any Benefit Plan as in effect on the date hereof, or (iii) as required by applicable Law, (A) increase the compensation or fringe benefits of, or pay any bonus to, any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries (except in the ordinary course of business with respect to employees who are not directors or officers), (B) terminate or make any material amendment or modification to any existing Benefit Plan or Foreign Plan, (C) take any action to fund the payment of compensation or benefits under any Benefit Plan or Foreign Plan, (D) exercise any discretion to accelerate the vesting or payment of any compensation or benefit under any Benefit Plan or Foreign Plan, (E) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Benefit Plan or Foreign Plan or change the manner in which contributions to any Benefit Plan or Foreign Plan are made or the basis on which such contributions are determined, (F) adopt or enter into any new employee benefit or compensation plan, arrangement or employment contract or make any material amendment or modification to any employment contract, other than employment agreements entered into with non-U.S. persons as required by or customary under applicable Law, or (G) permit any current or former director, officer or employee of the Company or any of its Subsidiaries who is not already a party to or a participant in a Benefit Plan or Foreign Plan providing compensation, benefits, or accelerated vesting or payment upon or following (either alone or together with any other event) a “change in control,” “change of control,” reorganization, separation or similar transaction involving the Company or any of its Subsidiaries to become a party to or a participant in any such Benefit Plan or Foreign Plan;

(j) enter into any transaction, agreement, arrangement or understanding between (i) the Company or any of its Subsidiaries, on the one hand, and (ii) any other Affiliate of the Company (other than its Subsidiaries), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K;

(k) settle or dismiss any Action threatened against, relating to or involving the Company and any of its Subsidiaries in connection with any business, asset or property of the Company and any of its Subsidiaries, other than in the ordinary course of business but not, in any individual case, in excess of $3,000,000 and $15,000,000 in the aggregate, or in a manner that would prohibit or materially restrict in any material respect the operation of the Company;

(l) (i) make or revoke any material Tax election or change any method of tax accounting, (ii) enter into any settlement or compromise of any material Tax liability, (iii) file any amended Tax Return with respect to any material Tax, (iv) change any annual Tax accounting period, (v) enter into any closing agreement or request any ruling relating to any material Tax or (vi) surrender any right to claim a material Tax refund;

(m) make any changes in accounting policies or procedures other than in the ordinary course of business and other than as required by GAAP or a Governmental Authority;

(n) except to the extent necessary to take any actions that the Company is otherwise permitted to take pursuant to Section 6.5 (and in such case only in accordance with the terms of Section 6.5), waive any of its rights under, or release any other party from, amend, or fail to enforce its rights under, any standstill provision of any agreement;

(o) fail to manage and retain cash and cash equivalents and investments in marketable securities in a manner consistent with past practice and in their current jurisdictions; provided that from and after commencement of the Marketing Period, the Company shall use reasonable bests efforts to, and shall use reasonable best efforts to cause its Subsidiaries to manage cash and cash equivalents and investments in marketable securities to maximize the amount of cash available for use in connection with the Merger at the Effective Time (it being agreed and understood, however, that nothing herein shall require the Company or its Subsidiaries to (A) incur any significant costs or expenses other than, from and after the date the Company and Parent reasonably agree that the Closing is likely to occur within five Business Days, brokerage fees, breakage fees, losses based on market values or breakage costs, or (B) with respect to any such items owned or held by non-U.S. Subsidiaries, contravene any applicable Laws or incur any significant cost or liability or liability exposure (including under applicable Taxes)); or

(p) agree to take any of the actions described in Sections 6.1(a) through 6.1(o).

Notwithstanding the foregoing, to the extent that any of the restrictions set forth in this Section 6.1 conflict with or impose restrictions that are inconsistent with the obligations or covenants of the Company and its Subsidiaries, as applicable, set forth in Section 4.11 of any Senior Notes Indenture or Section 7.07 of the Credit Agreement, such restrictions shall be inoperable and shall not apply; provided, that all such restrictions shall apply to the maximum extent possible without conflicting with such obligations or covenants. Prior to taking any taking any action that would be prohibited by the provisions of this Section 6.1 but for the effect of this paragraph, the Company will consult with Parent with respect to any such conflicts.

Nothing set forth in this Section 6.1 shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the business and operations of the Company and its Subsidiaries.

Section 6.2 Stockholders Meeting; Board Recommendation. As promptly as practicable after the SEC indicates that it has no further comments on the Proxy Statement, the Company, acting through its Board of Directors, and in accordance with applicable Law, shall (i) duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of adopting this Agreement (the “Stockholders Meeting”) and (ii) subject to Section 6.5(d), include in the Proxy Statement and any Other Filings, if applicable, the Board Recommendation. Except in accordance with Section 6.5(d), none of the Board of Directors of the Company, the Special Committee, nor any committee thereof shall (x) withdraw (or modify or qualify in a manner adverse to Parent in any material respect), or publicly propose to withdraw the Board Recommendation, or (y) fail to include the Board Recommendation in the Proxy Statement, or (z) knowingly take any other action or knowingly make any other public statement that is knowingly inconsistent in any material respect with such Board Recommendation (any action described in this clause (x), (y) or (z) being referred to as a “Recommendation Withdrawal”) (it being understood and hereby agreed that action taken by the Company, the Board of Directors or the Special Committee in connection with the notice specified in clause (A) of Section 6.5(d) will not be deemed to be or constitute a Recommendation Withdrawal). Notwithstanding any Recommendation Withdrawal, unless this Agreement is terminated pursuant to, and in accordance with, Section 8.1, this Agreement shall be submitted to the stockholders of the Company at the Stockholders Meeting for the purpose of adopting this Agreement.

Section 6.3 Proxy Statement; Other Filings.

(a) As promptly as reasonably practicable following the date of this Agreement (i) the Company shall prepare and file with the SEC the Proxy Statement, (ii) the Company and Parent shall, and shall cause their respective Affiliates to, prepare and file with the SEC and all Other Filings; provided, that the parties acknowledge that the Company’s goal is to file the Proxy Statement within 15 Business Days after the date of this Agreement and that if it does not file the Proxy Statement within such period, its senior executives shall discuss the reasons for the failure to meet such goal with the senior executives of Parent. As promptly as reasonably practicable after the SEC indicates that it has no further comments on the Proxy Statement and the Other Filings, the Company shall mail the Proxy Statement to its stockholders. The Company and Parent will cooperate with each other in the preparation of the Proxy Statement and the Other Filings. Prior to filing or mailing the Proxy Statement or, to the extent applicable, filing the Other Filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC or its staff with respect thereto, the party responsible for filing or mailing such document shall provide the other party a reasonable opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by the other party. The Company shall include the Board Recommendation in the Proxy Statement and, to the extent applicable, the Other Filings, and the Board of Directors shall use its reasonable best efforts to solicit the adoption of the agreement of merger (as such term is used in Section 251 of the DGCL) by the stockholders of the Company, unless the Board of Directors or the Special Committee has effected a Recommendation Withdrawal pursuant to, and in accordance with, the terms of Section 6.5(d).

(b) If, at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub or any of their respective Affiliates should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement or the Other Filings, as applicable, so that the Proxy Statement and the Other Filings, as applicable, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties and, to the extent required by applicable Law, the Company shall file with the SEC (and, if required by applicable Law or the SEC, shall disseminate to the stockholders of the Company) an appropriate amendment thereof or supplement thereto describing such information to the Company’s stockholders.

(c) The Company and Parent shall use their reasonable best efforts, after consultation with the other party, to resolve all SEC comments with respect to the Proxy Statement or the Other Filings as reasonably promptly as practicable after receipt thereof. Each of the Company and Parent shall as soon as reasonably practicable notify the other party of the receipt of any comments from or other correspondence with the SEC staff with respect to the Proxy Statement or the Other Filings and any request by the SEC for any amendment to the Proxy Statement or the Other Filings or for additional information (and promptly deliver a copy of such comments, correspondence or request to the other party).

Section 6.4 Access to Information.

(a) During the period from the execution of this Agreement through the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, the Company (i) shall, and shall cause each of its Subsidiaries to, subject to reasonable restrictions imposed from time to time upon advice of counsel respecting the provision of privileged communications or any applicable confidentiality agreement with any Person (provided that the Company shall use its reasonable best efforts to obtain waivers under such agreements or implement requisite procedures to enable the provision of reasonable access without violating such agreement), afford representatives of Parent and its financing sources reasonable access during normal business hours to officers, employees, agents, and representatives of the Company and its Subsidiaries and to all properties of the Company and its Subsidiaries, and will furnish, within a reasonable time, to Parent all information (including extracts and copies of books, records, contracts and other documents, including a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws) concerning the operations and business of the Company or any of its Subsidiaries, as Parent may reasonably request and (ii) shall, with respect to fiscal months ending after the date of this Agreement, furnish to Parent promptly, unaudited monthly consolidated balance sheets of the Company and its Subsidiaries for each fiscal month then ended and related consolidated statements of earnings and cash flows (which the Company will use reasonable best efforts to furnish within fifteen days after the end of each fiscal month) as well as an operating plan for each fiscal month. In conducting any inspection of any properties of the Company and its Subsidiaries, Parent and its representatives shall not (i) interfere with the business of the Company or any of its Subsidiaries conducted at such property, or (ii) damage any property or any portion thereof.

(b) All information obtained pursuant to this Section 6.4 shall continue to be governed by the Confidentiality Agreements.

(c) No investigation pursuant to this Section 6.4 or otherwise shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.5 Solicitation.

(a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (EST) on November 3, 2006 (the “No-Shop Period Start Date”), the Company and its Representatives

may (acting under the direction of the Special Committee) directly or indirectly: (i) initiate, solicit or encourage the submission of Company Takeover Proposals (as hereinafter defined) from one or more Persons, including by way of providing access to non-public information pursuant to the prior execution of an Acceptable Confidentiality Agreement with any such Person; provided, that the Company shall promptly provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any such Person or its Representatives which was not previously provided to Parent; and (ii) participate in discussions or negotiations regarding, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, a Company Takeover Proposal.

(b) Subject to Sections 6.5(c) and 6.5(d), from the No-Shop Period Start Date until the earlier of the Effective Time or the date this Agreement is terminated pursuant to Article VIII, none of the Company, the Company’s Subsidiaries nor any of their respective Representatives will (i) initiate, solicit or knowingly encourage (it being understood that providing non-public information in the ordinary course of business will not, in and of itself, constitute encouragement hereunder) the submission of any inquiries, proposals or offers or knowingly make any other efforts or attempts that constitute, or would reasonably be expected to lead to, any Company Takeover Proposal, or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations, (ii) approve or recommend, or publicly propose to approve or recommend, a Company Takeover Proposal, or (iii) enter into any merger agreement, letter of intent or other agreement providing for or relating to a Company Takeover Proposal, (iv) enter into any agreement requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement, or (v) propose or agree to do any of the foregoing (provided that this clause (v) will not affect the Company’s right to negotiate with a Person in respect of a Company Takeover Proposal or Superior Proposal in compliance with this Section 6.5(b) or Section 6.5(c)). Subject to Section 6.5(c), on the No-Shop Period Start Date, the Company shall immediately cease and cause to be terminated any activities that would otherwise be a violation of this Section 6.5(b) conducted theretofore by the Company or its Representatives with respect to any Company Takeover Proposal; provided, however, that notwithstanding the foregoing, the Company may continue discussions or negotiations with any Person that has made a Company Takeover Proposal on or prior to the No-Shop Period Start Date or with whom the Company is having ongoing discussions or negotiations as of the No-Shop Period Start Date regarding a possible Company Takeover Proposal if in each case the Company’s Board of Directors determines in good faith that such Person could be reasonably expected to make a Company Takeover Proposal that after further discussions or negotiations could reasonably result in a Superior Proposal. With respect to parties with whom discussions or negotiations have been terminated on or prior to the No-Shop Period Start Date, the Company shall use its reasonable best efforts to require such parties to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any confidential information previously furnished by the Company.

(c) Without limiting the provisions of Section 6.5(a), and notwithstanding anything to the contrary contained in Section 6.5(b), if at any time following the date of this Agreement and prior to obtaining the Requisite Stockholder Vote, (i) the Company receives a bona fide written Company Takeover Proposal from any third party with which the Company was in contact after the date of this Agreement and prior to the No-Shop Period Start Date, or an unsolicited bona fide written Company Takeover Proposal from any other third party and (ii) the Board of Directors (acting through the Special Committee) determines in good faith, after consultation with its independent financial advisor (it being understood that the independence of any financial advisor for any purpose hereunder will be determined in the good faith judgment of the Special Committee) and outside counsel, that (A) such Company Takeover Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal, and (B) the failure to provide non-public information concerning the Company or enter into discussions or negotiations with such third party would reasonably be expected to be a breach of the fiduciary duties of the Board of Directors to its stockholders under applicable Law, then the Company may (x) furnish information with respect to the Company and its subsidiaries to the person making such Company Takeover Proposal (subject to the execution of an Acceptable Confidentiality Agreement) and (y) participate in discussions or negotiations with the person making such Company Takeover Proposal regarding such Company Takeover Proposal; provided the Company will promptly provide to Parent any non-public information that is provided to a third party concerning the Company or its Subsidiaries not previously provided to Parent. The Company shall promptly (and in any event within one Business Day) notify Parent in the event it receives a Company Takeover Proposal, including the material terms and conditions thereof, and shall keep Parent reasonably apprised as to the status and any material developments, discussions and negotiations concerning the same. Without limiting the foregoing, the Company will promptly (within one Business Day) notify Parent orally and in writing if it determines to begin providing information or to engage in negotiations concerning a Company Takeover Proposal.

(d) Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Requisite Stockholder Vote, (i) if the Company receives a bona fide written Company Takeover Proposal which the Board of Directors (acting through the Special Committee if such committee still exists) determines in good faith (after consultation with its independent financial advisor and outside counsel) that such Company Takeover Proposal is a Superior Proposal (after giving effect, in the case of any determination made on or after September 26, 2006, to all of the adjustments which may be definitively offered by Parent pursuant to clause (B) below) and determines in good faith (after consultation with its outside counsel) that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties to its stockholders under applicable Law, the Board of Directors (acting through the Special Committee if such committee still exists) may (x) effect a Recommendation Withdrawal, and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, or (ii) the Board of Directors (acting through the Special Committee if such committee still exists) may effect a Recommendation Withdrawal if the Board of Directors (acting through the Special Committee if such committee still exists) determines in good faith (after consultation with its outside counsel) that failure to take such action would reasonably be expected to be a breach of its fiduciary duties to its stockholders under applicable Law; provided, however, that on and after September 26, 2006, with respect to the circumstances in clause (i) only, the Board of Directors may not effect a Recommendation Withdrawal (pursuant to clause x) or terminate the Agreement (pursuant to clause y), in each case unless:

(A) the Company shall have provided prior written notice to Parent at least five calendar days in advance (the “Notice Period”), of its intention to effect a Recommendation Withdrawal or terminate this Agreement in response to such Superior Proposal, which notice shall specify the terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal; and

(B) prior to effecting such Recommendation Withdrawal or terminating the Agreement, the Company shall, and shall cause its financial advisors and outside counsel to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Company Takeover Proposal ceases to constitute (in the judgment of the Board of Directors or the Special Committee) a Superior Proposal.

In the event of any material revisions to the Superior Proposal on or after September 26, 2006, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.5(d) with respect to such new written notice. Notwithstanding anything to the contrary herein, the Company shall not be entitled to enter into any agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal unless this Agreement has been or is concurrently terminated by its terms pursuant to Section 8.1 and the Company has concurrently paid to Parent the Company Termination Fee payable pursuant to Section 8.3.

(e) The Company agrees that any violations of the restrictions set forth in Section 6.5(b) by any Representative of the Company or any of its Subsidiaries, shall be deemed to be a breach of Section 6.5(b) by the Company.

(f) The Company shall not take any action to (i) amend the Rights Agreement or redeem the Rights (as defined in the Rights Agreement), or (ii) exempt any Person from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provisions) or otherwise cause such restrictions not to apply; in each case, unless such actions are taken simultaneously with a termination of this Agreement in accordance with its terms.

(g) Nothing contained in this Section 6.5 shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Board of Directors, after consultation with and receipt of advice from its outside counsel, failure to disclose such information would reasonably be expected to violate its obligations under applicable Law; provided however, any such disclosure (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Recommendation Withdrawal unless the Board of Directors of the Company (acting through the Special Committee if such committee still exists) expressly publicly reaffirms the Board Recommendation at least two Business Days prior to the Stockholders Meeting.

(h) For purposes of this Agreement, the following terms have the meanings assigned below:

“Company Takeover Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent or its Affiliates relating to any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 15% or more of any class or series of securities of the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole), any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 15% or more of any class or series of capital stock of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole);

“Superior Proposal” means a bona fide Company Takeover Proposal (except that references to 15% will be deemed to be references to “more than 50%”) made in writing and not solicited by the Company in violation of Section 6.5 that is on terms that the Board of Directors of the Company (acting through the Special Committee) determines in good faith (after receiving advice from its independent financial advisor), taking into account, among other things, all legal, financial (including the effect of any termination fee payable), timing, likelihood of completion (taking into account all approvals and consents required from Governmental Authorities, third parties and stockholders), any financing conditions or contingencies, and other aspects of the Company Takeover Proposal and the third party making the Company Takeover Proposal, is more favorable to the Company’s stockholders than the transactions contemplated by this Agreement, as amended from time to time.

Section 6.6 Further Action; Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions contemplated by this Agreement. Without limiting the foregoing, each of the Company, Parent and Merger Sub shall make any required submissions under the HSR Act which the Company or Parent determines should be made, in each case, with respect to the Merger and the transactions contemplated hereby and to make other required filings pursuant to other Antitrust Laws with respect to the transactions contemplated by this Agreement, in all cases, as promptly as reasonably practicable after the date of this Agreement. Each party acknowledges that its goal is to file any required submissions under the HSR Act within 15 Business Days after the date of this Agreement and to file other required filings pursuant to other Antitrust Laws within 45 calendar days after the date of this Agreement and that if a party is not prepared to file any such submission or filing within such period, its senior executives shall discuss the reasons for the failure to meet such goal with the senior executives from the other party. Each of the Company, Parent and Merger Sub shall supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or other Laws with respect to which a filing has been made and use its reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable consistent with this Section 6.6 to cause the expiration or termination of the applicable waiting periods under the HSR Act or other Antitrust Laws as soon as practicable, and Parent, Merger Sub and the Company shall cooperate with one another (A) in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any other federal, state or foreign Law or regulation or whether any consents, approvals or waivers are required to be or should be obtained from other parties to contracts or instruments material to the Company’s or its Subsidiaries’ business in connection with the consummation of the transactions contemplated by this Agreement and (B) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, authorizations, approvals or waivers.

(b) In the event that any action, suit, proceeding or investigation relating hereto or to the transactions contemplated hereby is commenced, whether before or after the date hereof, the parties hereto agree to cooperate and use their reasonable best efforts to defend vigorously against it and respond thereto.

(c) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any person (other than a Governmental Authority) with respect to the Merger, (i) without the prior written consent of Parent (which shall not be unreasonably withheld or delayed), none of the Company or any of its Subsidiaries shall pay or commit to pay to such person whose approval or consent is being solicited any material amount of cash or other consideration, make any material commitment or incur any material liability or other material obligation due to such person and (ii) except with respect to the Financing Commitments, neither Parent nor Merger Sub shall be required to pay or commit to pay to such person whose approval or consent is being solicited any material amount of cash or other consideration, make any material commitment or to incur any material liability or other material obligation; provided, however, that Parent and Merger Sub shall give the Company the opportunity to make such payments.

(d) Nothing in this Agreement shall obligate Parent, Merger Sub or any of their respective Affiliates to agree (i) to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the Shares), or to divest, dispose of or hold separate any securities or all or a material portion of their respective businesses, assets or properties or a material portion of the business, assets or properties of the Company or any of its Subsidiaries or (ii) to limit in any material respect the ability of such entities (A) to conduct their respective businesses or own such material assets or properties or to conduct the businesses or own the material properties or assets of the Company and its Subsidiaries or (B) to control their respective businesses or operations or the businesses or operations of the Company and its Subsidiaries.

Section 6.7 Directors’ and Officers’ Indemnification and Insurance.

(a) For a period of at least six (6) years following the Effective Time, Parent shall (and shall cause the Surviving Corporation and its Subsidiaries to) cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification and exculpation (including provisions relating to expense advancement) that are at least as favorable as the indemnification and exculpation provisions (including provisions relating to expense advancement) contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and such provisions shall not be amended, repealed or otherwise modified in any respect, except as required by applicable Law.

(b) In addition to and not in limitation of the terms of Section 6.7(a), from and after the Effective Time, the Surviving Corporation shall to the greatest extent permitted by Law (including to the greatest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the extent to which a corporation may indemnify its officers and directors) indemnify and hold harmless (and advance funds for the fees and expenses of) (i) the present and former officers, directors and employees thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative regulatory or investigative (“Damages“), arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Effective Time, including, without limitation, the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement and (ii) such persons as are covered under the Company’s directors’ and officers’ insurance policy in effect on the date hereof against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director, member of a board of managers, or in a functionally equivalent role or other fiduciary capacity, in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(c) Prior to the Effective Time, the Company shall purchase, and, following the Effective Time, the Surviving Corporation shall maintain, a fully pre-paid six-year tail policy to the current policy of directors’ and officers’ liability insurance maintained on the date hereof by the Company (the “Current Policy”) which tail policy shall cover a period from the Effective Time through and including the date six years after the Closing Date with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, and which tail policy shall contain the same coverage and amount as, and contain terms and conditions that are equivalent to the coverage currently provided by the Current Policy.

(d) This Section 6.7 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, present or former directors or officers of the Company or its Subsidiaries, their respective heirs and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns. In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person (including by dissolution), then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume and honor the obligations set forth in this Section 6.7. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any such present or former director or officer is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.7 is not prior to or in substitution for any such claims under any such policies.

Section 6.8 Public Announcements. The Company and Parent agree that no public release or announcement concerning the transactions contemplated by this Agreement shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); provided, however, that the restrictions set forth in this Section 6.8 shall not apply to any release or announcement made or proposed to be made by the Company pursuant to Section 6.5.

Section 6.9 Financing.

(a) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause the respective officers, employees, consultants and advisors, including legal and accounting, of the Company and its Subsidiaries to, provide to Parent all cooperation reasonably requested by Parent in connection with the arrangement of the Financing, including, without limitation, (i) participation in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses, business projections and similar documents required in connection with the Financing; provided, however, that any private placement memoranda or prospectuses in relation to high yield debt or equity securities need not be issued by the Company or any of its Subsidiaries; provided, further that, any such memoranda or prospectuses shall contain disclosure and financial statements with respect to the Company or the Surviving Corporation reflecting the Surviving Corporation and/or its Subsidiaries as the obligor; (iii) using reasonable best efforts to cause its independent accountants to provide assistance and cooperation to Parent, including but not limited to participating in a reasonable number of drafting sessions and accounting due diligence sessions, providing consent to Parent to use their audit reports relating to the Company and providing any necessary “comfort letters”, (iv) executing and delivering definitive financing documents, including pledge and security documents or other certificates, legal opinions or documents as may be reasonably requested by Parent (including certificates of the chief financial officer of the

Company or any Subsidiary with respect to solvency matters) and otherwise reasonably facilitating the pledging of collateral; provided that no obligation of the Company or any of its Subsidiaries under any such agreement, document or pledge shall be effective until the Effective Time; (v) providing access to people and information as set forth in Section 6.4; (vi) using reasonable best efforts to obtain surveys and title insurance reasonably requested by Parent, (vii) as promptly as practicable, use reasonable best efforts to furnish to Parent and its Financing sources with all financial and other pertinent information regarding the Company reasonably requested by Parent including all financial statements and data of the type required by Regulation S-X and Regulation S-K, including audits thereof to the extent so required (which audits shall be unqualified), and the other accounting rules and regulations of the SEC, that is of the type and form customarily included in private placement memoranda relating to private placements under Rule 144A of the Securities Act at the time during the Company’s fiscal year such offerings will be made (the “Required Financial Information”), (viii) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Debt Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; provided that no right of any lender, nor obligation of the Company or any of its Subsidiaries, thereunder shall be effective until the Effective Time; (ix) entering into one or more credit or other agreements on terms reasonably satisfactory to Parent in connection with the Financing immediately prior to the Effective Time; provided that, the Company shall not be required to enter into any purchase agreement for any high-yield debt financing; provided further that no obligation of the Company or any of its Subsidiaries under such credit or other agreement shall be effective until the Effective Time; and (x) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Financing and the direct borrowing or incurrence of all of the proceeds of the Financing, including any high yield debt financing, by the Surviving Corporation immediately following the Effective Time; provided, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries; provided further that neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or similar fee or incur any liability with respect to the Financing prior to the Effective Time. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with such cooperation and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries), except to the extent that such losses, damages, claims, costs or expenses, directly or indirectly, resulted from or arose out of the willful misconduct of the Company or any of its Subsidiaries. The Company hereby consents to the use of its and its Subsidiaries’ logos as may be reasonably necessary in connection with the Financing; provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of it Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks.

(b) Subject to the provisions of Section 6.9(d), Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letters, including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letters, negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions reflected in the Debt Commitment Letters or on other terms no less favorable, in the aggregate, to Parent, (ii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub in such definitive agreements that are within their control, (iii) consummate the Debt Financing at or prior to Closing and (iv) enforce its rights under the Debt Commitment Letters. In furtherance of the provisions of this Section 6.9(b), one or more Debt Commitment Letters may be amended or superseded to replace or add one or more lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letters as of the date hereof, or otherwise in manner not less beneficial to Parent (as determined in the reasonable judgment of Parent) (the “New Debt Financing Commitments”), provided that the New Debt Financing Commitments shall not (i) expand or adversely amend the conditions to the Debt Financing set forth in the Debt Commitment Letters, in any material respect; (ii) reasonably be expected to delay or prevent the Closing; or (iii) reduce the aggregate amount of Debt Financing (unless, in the case of this clause (iii), replaced with an amount of new equity financing on terms no less favorable to Parent than the terms set forth in the Equity Commitment Letters). Upon and from and after each such event, the term “Debt Financing” as used herein shall be deemed to mean the Debt Financing contemplated by the Debt Commitment Letters that are not so superseded at the time in question and the New Debt Financing Commitments to the extent then in effect. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letters for any reason, Parent shall use its reasonable best efforts to obtain alternative financing from alternative sources (“Alternative Financing”) on terms that are not less favorable, in the aggregate, to Parent then as contemplated by the Debt Commitment Letters as promptly as practicable following the occurrence of such event, but in any event no later than the last day of the Marketing Period. In furtherance and not in limitation of the generality of the foregoing, in the event that (x) all or any portion of the Debt Financing structured as high yield financing has not been consummated, (y) all closing conditions contained in Sections 7.1, 7.2(a) and 7.2(b) shall have been satisfied or waived and (z) the bridge facilities contemplated by the Debt Financing Commitments (or alternative bridge financing obtained in accordance with this Section 6.9(b)) are available on the terms and conditions described in the Debt Financing Commitments (or replacements thereof as contemplated by this Section 6.9(b)), then Parent shall cause the proceeds of such bridge financing to be used to replace such high yield financing no later than the last day of the Marketing Period. Parent shall keep the Company reasonably apprised as to the status of, and any material developments relating to, the Financing.

(c) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Equity Financing, including using reasonable best efforts to (i) maintain in effect the Equity Commitment Letters, (ii) satisfy on a timely basis all conditions applicable to Parent in such Equity Commitment Letters that are within its control, if any, (iii) consummate the Equity Financing at or prior to Closing and (iv) enforce its rights under the Equity Commitment Letters.

(d) In furtherance of the provisions of Section 6.9(c), Parent and Merger Sub may enter into arrangements and agreements relating to the financing to add other equity providers, so long as in respect of any such arrangements and agreements, the following conditions are met: (i) the aggregate amount of the Equity Financing is not reduced; (ii) the arrangements and agreements, in the aggregate, would not be reasonably likely to delay or prevent the Closing; (iii) the arrangements and agreements would not diminish or release the obligations of the Investors to Parent or Merger Sub under the Equity Commitment Letters, adversely affect the rights of Parent or Merger Sub to enforce their rights against the Investors under the Equity Commitment Letters, or otherwise constitute a waiver or reduction of Parent’s or Merger Sub’s rights under the Equity Commitment Letters.

Section 6.10 Actions with Respect to Existing Debt.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 8.1, the Company shall, upon receiving any written request by Parent to do so, use its reasonable best efforts to promptly commence a tender offer (the “Notes Tender Offer”) for all of the outstanding $350,000,000 aggregate principal amount at maturity of its 6.875% Senior Notes due 2011 (the “2011 Notes”) and all of the outstanding $500,000,000 aggregate principal amount at maturity of its 7.125% Senior Notes due 2014 (the “2014 Notes” and, together with the 2011 Notes, the “Senior Notes”); provided, however, that if Parent so elects in its sole discretion, in lieu of or in addition to the Notes Tender Offer, the Company shall use its reasonable best efforts to facilitate a covenant defeasance pursuant to Section 8.03 of the Senior Notes Indentures or a discharge pursuant to Section 10.01 of the Senior Notes Indentures upon the prior or simultaneous occurrence of the Closing and the consummation of the Financing, in either case as reasonably requested by Parent in writing; provided that Parent or the Surviving Corporation funds any such defeasance or discharge. As part of any Notes Tender Offer, the Company shall use its reasonable best efforts to solicit the consent of the holders of each series of the Senior Notes to amend, eliminate or waive certain sections (as mutually agreed by Parent and the Company) of the applicable Senior Notes Indenture (the “Notes Consents”). The aggregate consideration payable to each holder of Senior Notes pursuant to the Notes Tender Offer shall be an amount in cash established and funded by Parent. The Notes Tender Offer shall be made pursuant to an Offer to Purchase and Consent Solicitation Statement prepared by the Company in connection with the Notes Tender Offer in form and substance reasonably satisfactory to Parent and the Company; provided that any such Notes Tender Offer shall be subject to the conditions set forth in Section 6.10(b) (as amended from time to time, the “Notes Offer to Purchase”).

(b) The Company’s and the Surviving Corporation’s obligation to accept for payment and pay for the Senior Notes tendered pursuant to the Notes Tender Offer or make any payment for the Notes Consents shall be subject to conditions (as mutually agreed by Parent and the Company), including that (i) the Merger shall have occurred (or Parent and the Company shall be satisfied that it will occur substantially concurrently with such acceptance and payment), (ii) the Financing has been obtained and (iii) such other conditions as are customary for transactions similar to the Notes Tender Offer. Subject to the terms and conditions of the Notes Tender Offer, substantially concurrently with the Closing, Parent agrees to cause the Surviving Corporation to accept for payment and thereafter to promptly pay for all Senior Notes (and related Notes Consents) validly tendered and not withdrawn. The Company shall waive any of the conditions to the Notes Tender Offer as may be reasonably requested by Parent (other than the conditions that the Notes Tender Offer is conditioned on the Merger and the Financing as provided in clauses (i) and (ii) above), so long as such waivers would not cause the Notes Tender Offer to violate the Exchange Act, the Trust Indenture Act of 1939, as amended (the “TIA“), or any other applicable Law, and shall not, without the prior written consent of Parent, waive any condition to the Notes Tender Offer or make any change, amendment or modification to the terms and conditions of the Notes Tender Offer (including any extension thereof) other than as agreed between Parent and the Company or as required in the reasonable judgment of the Company to comply with applicable Law.

(c) Upon the request of Parent pursuant to Section 6.10(a), the Company shall prepare, as promptly as practicable, the Notes Offer to Purchase, together with any required related letters of transmittal and similar ancillary agreements (such documents, together with all supplements and amendments thereto, being referred to herein collectively as the “Notes Tender Offer Documents”), relating to the Notes Tender Offer and shall use its reasonable best efforts to cause to be disseminated to the record holders of the Senior Notes, and to the extent known by the Company, the beneficial owners of the Senior Notes (collectively, the “Noteholders”) the Notes Tender Offer Documents; provided, however, that prior to the dissemination thereof, the Company shall provide copies thereof to Parent not less than 5 Business Days in advance of any such dissemination (or such shorter period of time as is reasonably practicable in light of when Parent requests that the Company commence the Notes Tender Offer) and shall consult with Parent with respect to the Notes Tender Offer Documents and shall include in such Notes Tender Offer Documents all comments reasonably proposed by Parent and reasonably acceptable to the Company. Upon request, Parent shall provide the Company with any information for inclusion in the Notes Tender Offer Documents which may be required under applicable Law and reasonably requested by the Company. If at any time prior to the acceptance of Senior Notes pursuant to the Notes Tender Offer any event should occur that is required by applicable Law to be set forth in an amendment of, or a supplement to, the Notes Tender Offer Documents, the Company shall use reasonable best efforts to prepare and disseminate such amendment or supplement; provided, however, that prior to such dissemination, the Company shall provide copies thereof to Parent not less than two Business Days (or such shorter period of time as is reasonably necessary in light of the circumstances) in advance of any such dissemination and shall consult with Parent with respect to such amendment or supplement and shall include in such amendment or supplement all comments reasonably proposed by Parent. The Company shall comply with the requirements of Rule 14e-1 promulgated under the Exchange Act, the TIA, and any other applicable Law in connection with the Notes Tender Offer.

(d) Promptly following the expiration of the consent solicitation, assuming the requisite consents from Noteholders (including from Persons holding proxies from the Noteholders) have been received, the Company shall use reasonable best efforts to cause appropriate supplemental indentures (the “Supplemental Indentures”) to become effective providing for the amendments of the Senior Notes Indentures contemplated in the Notes Tender Offer Documents; provided, however, that notwithstanding the fact that the Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative unless and until all conditions to the Notes Tender Offer have been satisfied or waived by the Company in accordance with the terms hereof and thereof and the Surviving Corporation accepts all Senior Notes (and related Notes Consents) validly tendered for purchase and payment pursuant to the Notes Tender Offer, whereupon such proposed amendments shall become operative. The form and substance of the Supplemental Indentures shall be reasonably satisfactory to Parent and the Company.

Section 6.11 Notification.

(a) During the period commencing upon the execution and delivery of this Agreement by all of the parties hereto and terminating upon the earlier to occur of the Effective Time and the termination of this Agreement pursuant to and in accordance with Section 8.1, the Company shall promptly notify Parent in writing of any event, condition, fact or circumstance that would make the satisfaction of any of the conditions set forth in Section 7.1 or Section 7.2 on the Closing Date impossible or reasonably unlikely. Each such notification shall include a certification of an officer of the Company that such notification is being delivered in accordance with this Section 6.11(a). No such notification shall be given any effect for the purpose of (i) determining the accuracy of any of the representations and warranties made by the Company in this Agreement, or (ii) determining whether any of the conditions set forth in Section 7.1 or Section 7.2 has been satisfied. Delivery of notification pursuant to this Section 6.11(a) shall not limit or otherwise affect the remedies available to Parent or Merger Sub hereunder.

(b) During the period commencing upon the execution and delivery of this Agreement by all of the parties hereto and terminating upon the earlier to occur of the Effective Time and the termination of this Agreement pursuant to and in accordance with Section 8.1, Parent and Merger Sub shall promptly notify the Company in writing of any event, condition, fact or circumstance that would make the satisfaction of any of the conditions set forth in Section 7.1 or Section 7.3 on the Closing Date impossible or reasonably unlikely. Each such notification shall include a certification of an officer of Parent and Merger Sub that such notification is being delivered in accordance with this Section 6.11(b). No such notification shall be given any effect for purposes of (i) determining the accuracy of any of the representations and warranties made by Parent and Merger Sub in this Agreement, or (ii) determining whether any of the conditions set forth in Section 7.1 or Section 7.3 has been satisfied. Delivery of notification pursuant to this Section 6.11(b) shall not limit or otherwise affect the remedies available to the Company hereunder.

Section 6.12 Employment and Benefits Matters.

(a) Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Benefit Plans, as applicable, will occur at or prior to the Effective Time, as applicable.

(b) For a period of one year following the Effective Time, the Surviving Corporation shall either (i) maintain for the benefit of the current or former employee of the Company or its Subsidiaries (each, a “Company Employee”), immediately prior to the Effective Time, the Benefit Plans and Foreign Plans (other than equity based benefits, individual employment agreements and any plans, programs or arrangements providing benefits or payments upon a change in control) at the benefit levels in effect on the date of this Agreement taking into account modifications in plans or arrangements contemplated prior to the Effective Time (which contemplated modifications are set forth on Section 6.12(b) of the Company Disclosure Letter) and provide compensation and benefits to each Company Employee under the

Benefit Plans or Foreign Plans or any other employee benefit plans or other compensation arrangements of the Surviving Corporation or any of its Subsidiaries or (ii) provide compensation and benefits (other than equity based benefits, individual employment agreements and any plans, programs or arrangements providing benefits or payments upon a change in control) to each Company Employee that, taken as a whole, have a value that is not less favorable in the aggregate than the benefits (other than equity based benefits, individual employment agreements and any plans, programs or arrangements providing benefits or payments upon a change in control) provided to such Company Employee immediately prior to the Effective Time (“Comparable Plans”) taking into account modifications to such benefits contemplated prior to the Effective Time (which contemplated modifications are set forth on Section 6.12(b) of the Company Disclosure Letter).

(c) To the extent that a Benefit Plan or Comparable Plan is made available to any Company Employee on or following the Effective Time, the Surviving Corporation shall cause to be granted to such Company Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate and vesting, but not for benefit accrual. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all employee benefit plans sponsored by the Surviving Corporation and its Subsidiaries (other than the Benefit Plans) (such plans, collectively, the “New Plans”) to the extent coverage under any such New Plan replaces coverage under a comparable Benefit Plan in which such Company Employee participates immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Company Employee, the Surviving Corporation shall cause all waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, and the Surviving Corporation shall cause any eligible expenses incurred by such Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) Notwithstanding anything in this Agreement to the contrary, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Surviving Corporation to terminate, any Company Employee for any reason or (ii) subject to the limitations and requirements specifically set forth in this Section 6.12, require Parent or the Surviving Corporation to continue any Benefit Plan or Foreign Benefit Plan or prevent the amendment, modification or termination thereof after the Effective Time.

Section 6.13 Section 16(b). The Company shall take all steps reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14 Takeover Statutes. The parties shall use their respective reasonable best efforts (i) to take all action necessary so that no Takeover Law is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (ii) if any such Takeover Law is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law on the Merger and the other transactions contemplated by this Agreement.

Section 6.15 Approved Enterprise Plans. Prior to Closing, the Company shall use its reasonable best efforts to obtain a written approval from the Israeli Investment Center to the effect that the transactions contemplated by this Agreement would not affect any Tax incentive or exemption to which the Company, any of its Subsidiaries or any of its shareholders are entitled.

Section 6.16 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and the Financing Commitments.

ARTICLE VII

CONDITIONS PRECEDENT TO MERGER

Section 7.1 Mutual Conditions to Closing. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing, of each of the following conditions:

(a) This Agreement shall have been adopted by the stockholders of the Company by the Requisite Stockholder Vote in accordance with the Company’s certificate of incorporation and the DGCL;

(b) (i) Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and (ii) all consents, approvals and authorizations of Governmental Authorities set forth on Schedule 7.1 shall have been obtained; and

(c) No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority of competent jurisdiction which prohibits, restrains or renders illegal the consummation of the Merger shall be in effect.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement shall be further subject to the satisfaction or waiver at or prior to the Closing, of each of the following conditions:

(a) (i) The representations and warranties of the Company set forth in Sections 4.2, 4.5(a), 4.21 and 4.24 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct in all material respects only as of such specific date) and (ii) the other representations and warranties of the Company set forth in this Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except, in the case of this clause (ii), as contemplated by this Agreement or where the failure of any such representation or warranty to be so true and correct would not have a Material Adverse Effect (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct only as of such specific date, except as contemplated by this Agreement or where the failure of any such representation or warranty to be so true and correct would not have a Material Adverse Effect);

(b) The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date; and

(c) Parent shall have received a certificate of an executive officer of the Company, certifying that the conditions set forth in Sections 7.2(a) and (b) have been satisfied.

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated under this Agreement shall be further subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except as contemplated by this Agreement or where the failure of such representations and warranties to be so true would not prevent Parent and Merger Sub from consummating the Merger and performing its obligations under this Agreement (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct only as of such specific date, except as contemplated by this Agreement or where the failure of such representations and warranties to be so true and correct would not prevent Parent and Merger Sub from consummating the Merger and performing its obligations under this Agreement);

(b) Each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by them under this Agreement at or prior to the Closing Date; and

(c) The Company shall have received a certificate of an executive officer of Parent and Merger Sub, certifying that the conditions set forth in Sections 7.3(a) and (b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned (notwithstanding approval thereof by the Requisite Stockholder Vote) prior to the Effective Time (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent if any Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree or ruling shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section 8.01(b) shall have used its reasonable best efforts to contest, appeal and remove such order, decree or ruling;

(c) by either the Company or Parent, if the Merger shall not have been consummated on or before May 15, 2007 (the “Outside Date”); provided, however, that if the Marketing Period has not ended on or prior to May 15, 2007, then the Outside Date shall be extended to the earlier of (x) June 30, 2007 and (y) the end of the Marketing Period (and in such event, the term “Outside Date” shall mean the earlier of such extended dates); and provided further, that if the failure of the Merger to be consummated by the Outside Date is the result of any action taken by a party hereto, or the failure of a party hereto to take any action, and such action or failure to take action was a breach of such party’s obligations under this Agreement, then such party shall not be entitled to terminate this Agreement pursuant to this Section 8.1(c);

(d) by either the Company or Parent, if the Requisite Stockholder Vote shall not have been obtained at the Stockholders Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;

(e) by the Company:

(i) if a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Sections 7.3(a) or (b) not to be satisfied, and such breach is incapable of being cured by the Outside Date; provided, however, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, 7.2(a) or 7.2(b) not to be satisfied;

(ii) if (A) all of the conditions set forth in Sections 7.1 and 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) and (B) on or prior to the last day of the Marketing Period, none of Parent, Merger Sub nor the Surviving Corporation shall have received the proceeds of the Debt Financing; or

(iii) prior to obtaining the Requisite Stockholder Vote, in accordance with, and subject to the terms and conditions of, Section 6.5(d).

(f) by Parent:

(i) if a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Sections 7.2(a) or (b) not to be satisfied, and such breach is incapable of being cured by the Outside Date; provided, however, that neither Parent nor Merger Sub is then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, 7.3(a) or 7.3(b) not to be satisfied; or

(ii) if the Board of Directors of the Company or any committee thereof (A) shall have effected a Recommendation Withdrawal, (B) shall have recommended to the stockholders of the Company a Company Takeover Proposal other than the Merger, or (C) shall have failed to call the Stockholders Meeting in breach of its obligations under this Agreement to do so.

Section 8.2 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of any party hereto or their respective Subsidiaries or Affiliates, except Sections 6.4(b), 6.8, this Section 8.2, Section 8.3 and Article IX, will survive such termination; provided, however, that nothing herein shall relieve the Company, Parent or Merger Sub from liabilities for damages incurred or suffered by Parent, Merger Sub or the Company, as the case may be, as a result of any willful breach of any of their respective representations, warranties, covenants or other agreements set forth in this Agreement; provided, further, that in no event, whether or not this Agreement shall have been terminated, shall the Company be entitled to monetary damages in excess of $300,000,000 in the aggregate, inclusive of the Parent Termination Fee, if applicable, for all losses and damages arising from or in connection with breaches of this Agreement by Parent, Merger Sub or their respective Representatives and Affiliates, or arising from any other claim or cause of action under this Agreement. Notwithstanding anything in this Agreement to the contrary, in no event shall any Related Party (as defined in the Equity Commitment Letters) have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby except as specifically provided in the Guarantees.

Section 8.3 Fees and Expenses.

(a) Except as provided in this Section 8.3, all fees and expenses incurred in connection with the Merger and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(e)(iii) or by Parent pursuant to Section 8.1(f)(ii), then the Company shall pay the Company Termination Fee as directed in writing by Parent, at the time of termination in the case of a termination pursuant to Section 8.1(e)(iii) or promptly (but in any event within two Business Days) following termination of this Agreement in the case of a termination pursuant to Section 8.1(f)(ii).

(c) In the event that this Agreement is terminated by:

(i) Parent or the Company pursuant to Section 8.1(c), provided (x) the transaction contemplated by this Agreement has not been consummated by the Outside Date other than as a result of actions taken by Parent, or Parent’s failure to take action, and such action or failure to take action was a breach of Parent ‘s obligations under this Agreement, and (y) at any time prior to the termination a Company Takeover Proposal has been publicly announced or publicly made known and not withdrawn, and (z) if within twelve months after such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Company Takeover Proposal (whether or not the same as that originally announced or made known), then, on the date of, and as a condition to, such execution or consummation, the Company shall pay the Company Termination Fee as directed in writing to Parent;

(ii) by Parent or the Company pursuant to Section 8.1(d) (or, after the Stockholder Meeting has been held and a vote on the adoption of this Agreement has been taken and there has been a failure by the Company to obtain the Requisite Stockholder Vote, and this Agreement thereby becomes terminable for this reason, the Company terminates this Agreement for another reason), provided (x) prior to the Stockholders Meeting a Company Takeover Proposal has been publicly announced or publicly made known and not withdrawn, and (y) if within twelve months after such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Company Takeover Proposal (whether or not the same as that originally announced or made known), then, on the date of such execution or consummation, the Company shall pay the Company Termination Fee as directed in writing to Parent, less the amount of any Parent Expenses previously paid to Parent pursuant to Section 8.3(d) by the Company; or

(iii) by Parent pursuant to Section 8.1(f)(i), provided (x) prior to the breach giving rise to the right of termination, a Company Takeover Proposal has been publicly announced or publicly made known and not withdrawn, and (y) if within twelve months after such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Company Takeover Proposal (whether or not the same as that originally announced or made known), then, on the date of, and as a condition to, such execution or consummation, the Company shall pay the Company Termination Fee as directed in writing to Parent.

For purposes of this Section 8.3(c), the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 6.5(h), except that all references to 15% therein shall be deemed to be references to “more than 50%”.

(d) In the event that this Agreement is terminated by Parent, on the one hand, or the Company, on the other hand, pursuant to Section 8.1(d) under circumstances in which the Company Termination Fee is not then payable pursuant to this Section 8.3, then the Company shall pay promptly (but in any event within two Business Days) following receipt of an invoice therefor all of Parent’s actual and reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (“Parent Expenses”) as directed by Parent in writing, which amount shall not be greater than $50 million; provided, however, that the existence of circumstances which could require the Company Termination Fee to become subsequently payable by the Company pursuant to Section 8.3(c)(ii) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 8.3(d); and provided, further, that the payment by the Company of Parent Expenses pursuant to this Section 8.3(d) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 8.3(c) except to the extent indicated in Section 8.3(c)(ii).

(e) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(e)(ii), then Parent shall pay the Company the Parent Termination Fee promptly (but in any event within two Business Days) following such termination by the Company.

(f) Any amount that becomes payable pursuant to Section 8.3(b), 8.3(c), 8.3(d) or 8.3(e) shall be paid by wire transfer of immediately available funds to an account designated by the party entitled to receive such payment. The parties hereto agree and understand that in no event shall the Company or Parent be required to pay the Company Termination Fee or the Parent Termination Fee, respectively, on more than one occasion. The parties hereto acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not enter into this Agreement, and that any amounts payable pursuant to this Section 8.3 do not constitute a penalty. If the Company fails to pay as directed in writing by Parent any amounts due to Parent or Merger Sub pursuant to this Section 8.3 or Parent fails to pay the Company any amounts due to the Company pursuant to this Section 8.3 within the time periods specified in this Section 8.3, the Company or Parent, as applicable, shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Parent or the Company, as applicable, in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(g) Notwithstanding anything to the contrary in this Agreement, (i) if in the circumstances in which Parent becomes obligated to pay the Parent Termination Fee, Parent is not otherwise in breach of this Agreement such that (but for Parent’s failure to satisfy their obligations under Section 2.2) the conditions set forth in Section 7.3(a) and 7.3(b) would otherwise be satisfied (any such event, a “Non-Breach Financing Failure”), then the Company’s termination of this Agreement pursuant to Section 8.1(e)(ii) and receipt of payment of the Parent Termination Fee pursuant to Section 8.3(e) or the guarantee thereof pursuant to the Guarantees shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Merger Sub, the Guarantors and any of their respective former, current or future directors, officers, employees, agents, partners, managers, members, Affiliates, stockholders, assignees or representatives of any of the foregoing (each a “Specified Person”) for any loss or damage suffered as a result of the failure of the Merger to be consummated, and upon payment of the Parent Termination Fee in accordance with Section 8.3(e), none of Parent, Merger Sub, the Guarantors or any of their respective Specified Persons shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, and (ii) in no event, whether or not this Agreement shall have been terminated, shall the Company be entitled to monetary damages in excess of $300,000,000 in the aggregate, inclusive of the Parent Termination Fee, if applicable, for all losses and damages arising from or

+in connection with breaches of this Agreement by Parent, Merger Sub or their respective Representatives and Affiliates, or arising from any other claim or cause of action under this Agreement.

Section 8.4 Procedure for Termination. A termination of this Agreement pursuant to Section 8.1 shall, in order to be effective, require in the case of each of Parent and Merger Sub, action by its board of directors or, to the extent permitted by Law, the duly authorized designee of its board of directors, and in the case of the Company, to the extent permitted by Law, action by the Special Committee if such committee still exists or its Board of Directors if the Special Committee no longer exists. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of the Company.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (i) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part at or after the Effective Time and then only to such extent and (ii) this Article IX.

Section 9.2 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 9.2 prior to 5:00 p.m. (New York time) on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Agreement later than 5:00 p.m. (New York time) on any date and earlier than 11:59 p.m. (New York time) on such date, (iii) when received, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

(a)	If to the Company:

Freescale Semiconductor, Inc. 6501 William Cannon Drive West Austin, Texas 78735
Telecopy: 512-895-3892
Attention: General Counsel

with a copy to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road

Palo Alto, California 94304
Telecopy: (650) 493-6811
Attention:	Larry W. Sonsini
John A. Fore
Martin W. Korman
Michael S. Ringler

if to Parent or Merger Sub, to:

Firestone Holdings LLC
c/o Blackstone Management Partners V L.L.C.
345 Park Avenue
New York, New York 10154
Telecopy:	(212) 583-5842
Attention:	Paul C. Schorr IV

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telecopy:	(212) 735-2000
Attention:	Peter A. Atkins
Mark C. Smith
Allison R. Schneirov

Section 9.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

Section 9.4 Entire Agreement. This Agreement, the Company Disclosure Letter, the Confidentiality Agreements and the Guarantees constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof.

Section 9.5 Assignment. This Agreement may not be assigned by any party or by operation of law or otherwise without the prior written consent of each of the other parties (which consent may be granted or withheld in the sole discretion of such other party), except that the Agreement may be assigned (in whole but not in part) to an Affiliate of a party hereto; provided that the party making such assignment shall not be released from its obligations hereunder. Any attempted assignment in violation of this Section 9.5 shall be void.

Section 9.6 Amendment. Subject to applicable Law, this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors (in the case of the Company, acting through the Special Committee if such committee still exists) at any time prior to the Closing Date, whether before or after approval of the transactions contemplated by this Agreement by the stockholders of the Company; provided, however, that, after adoption of this Agreement by the stockholders of the Company, no amendment may be made which under applicable Law requires the further approval of the stockholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 9.7 Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained for the benefit of such party contained herein; provided that for so long as the Special Committee exists, the Company may not take any such action unless previously authorized by the Special Committee. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 9.8 No Third Party Beneficiaries. Except for Section 6.7 (which is intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Persons), this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.9 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

Section 9.10 Remedies.

(a) The Company agrees that to the extent it has incurred losses or damages in connection with this Agreement (i) the maximum aggregate liability of Parent and Merger Sub for such losses or damages shall be limited to $300,000,000, inclusive of the Parent Termination Fee, if applicable, (ii) the maximum liability of each Guarantor, directly or indirectly, shall be limited to the express obligation of such Guarantor under its Guarantee, and (iii) in no event shall the Company seek to recover any money damages in excess of such amount from Parent, Merger Sub, the Guarantors or their respective Representatives and Affiliates in connection therewith; provided, however, the foregoing shall not diminish the Company’s rights to specifically enforce the terms of the Equity Commitment Letters in connection with the Company’s exercise of its rights under Section 9.10(b) hereof to specifically enforce this Agreement.

(b) The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof. Accordingly, prior to the termination of this Agreement pursuant to Section 8.1, Parent and Merger Sub shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity. Notwithstanding the first sentence of this Section 9.10(b), however, the parties acknowledge that the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub or to enforce specifically the terms and provisions of this Agreement only to prevent breaches of or enforce compliance with those covenants of Parent or Merger Sub that require Parent or Merger Sub to (x) use its reasonable best efforts to obtain the Financing, including without limitation, the covenants set forth in Section 6.6 (Further Action; Reasonable Best Efforts) and Section 6.9 (Financing) and (y) consummate the Merger, if in the case of this clause (y), the financing provided for in the Financing Commitments (and, if Alternative Financing is being used, pursuant to the Alternative Financing) is available to be drawn down by Parent pursuant to the terms of the applicable agreements but is not so drawn down solely as a result of Parent refusing to do so in breach of this Agreement. For the avoidance of doubt, whether or not the Company is entitled to seek injunctions or specific performance pursuant to the provisions of the preceding sentence or otherwise, in no event will the Company be entitled to monetary damages in excess of $300,000,000 in the aggregate, inclusive of the Parent Termination Fee, if applicable, for losses or damages arising from or in connection with breaches of this Agreement by Parent, Merger Sub or their respective Representatives and Affiliates, or arising from any other claim or cause of action under this Agreement.

Section 9.11 Jurisdiction.

(a) In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the parties hereto: (i) irrevocably and unconditionally consents and submits, for itself and its property, to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, in the case of any claim as to which the federal courts have exclusive subject matter jurisdiction, the Federal court of the United States of America, sitting in Delaware); (ii) agrees that all claims in respect of such action or proceeding must be commenced, and may be heard and determined, exclusively in the Court of Chancery of the State of Delaware (or, if applicable, such Federal court); (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Court of Chancery of the State of Delaware (and, if applicable, such Federal court); and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Court of Chancery of the State of Delaware (or, if applicable, such Federal court). Each of the parties hereto agrees that a final judgment in any such action or proceeding and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.2. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO

INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.13 Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

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IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Freescale Semiconductor, Inc.

By:	/s/ Michael Mayer
Name:	Michael Mayer
Title:	Chairman and Chief Executive Officer

FIRESTONE ACQUISITION CORPORATION

By:	/s/ Paul C. Schorr, IV
Name:	Paul C. Schorr, IV
Title:	President

FIRESTONE HOLDINGS LLC

By:	Blackstone Management Associates V
L.L.C., its sole member

By:	/s/ Paul C. Schorr, IV
Name:	Paul C. Schorr, IV
Title:	Member